UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

bluebird bio, Inc.

(Name of Subject Company)

bluebird bio, Inc.

(Name of Person Filing Statement)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

09609G 209

(CUSIP Number of Class of Securities)

Andrew Obenshain

President and Chief Executive Officer

bluebird bio, Inc.

455 Grand Union Boulevard

Somerville, Massachusetts 02145

(339) 499-9300

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

R. Scott Shean

Andrew Clark

Brian R. Umanoff

Latham & Watkins LLP

650 Town Center Drive, 20th Floor

Costa Mesa, CA 92626

(714) 540-1235

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. Subject Company Information.

Name and Address.

The name of the subject company is bluebird bio, Inc., a Delaware corporation (“bluebird” or the “Company”). Unless the context indicates otherwise, we use the terms “us,” “we” and “our” to refer to the Company. The address of the Company’s principal executive office is 455 Grand Union Boulevard, Somerville, Massachusetts 02145. The telephone number of the Company’s principal executive office is (339) 499-9300.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits or annexes attached hereto, and as it may be amended or supplemented from time to time, this “Schedule 14D-9”), relates is the common stock, par value $0.01 per share, of the Company (the “Shares”). As of the close of business on February 24, 2025, 9,741,657 Shares were issued and outstanding, 373,929 Shares were issuable pursuant to outstanding stock options (the “Company Options”), 175,508 Shares were subject to issuance upon settlement of outstanding restricted stock units that are not subject to performance-based vesting conditions (the “Company RSUs”), 59,949 Shares were subject to outstanding performance-based restricted stock units that are, at the time of determination, subject to performance-based vesting or forfeiture conditions (the “Company PSUs”) assuming full achievement of performance objectives and 129,310 Shares were issuable pursuant to outstanding stock warrants (the “Warrants”). In addition, up to 49,871 Shares could be issued pursuant to the Company’s 2013 Employee Stock Purchase Plan, as amended (the “ESPP”), prior to or concurrently with the Final Exercise Dates (as defined below) under the Company ESPP.

Item 2. Identity and Background of Filing Person.

Name and Address.

The name, address and telephone number of the Company, which is the person filing this Schedule 14D-9 and the subject company, are set forth in Item 1 above under the heading “Name and Address.”

Tender Offer.

This Schedule 14D-9 relates to the cash tender offer by Beacon Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and an indirect wholly owned subsidiary of Beacon Parent Holdings, L.P., a Delaware limited partnership (“Parent”), to purchase all of the outstanding Shares in exchange for (i) $3.00 in cash per Share, subject to any applicable withholding taxes and without interest thereon (the “Closing Amount”), plus (ii) one contingent value right (each, a “CVR”) per Share, representing the right to receive one contingent payment of $6.84 in cash, subject to any applicable withholding taxes and without interest thereon, payable upon the achievement of the milestone specified in, and subject to and in accordance with the terms and conditions set forth in, the Contingent Value Rights Agreement (the “CVR Agreement”) (which is further discussed in the subsection below entitled “Arrangements with Merger Sub and Parent - Contingent Value Rights Agreement”) (the Closing Amount plus one CVR, collectively, or any greater amount per Share that may be paid pursuant to the Offer (as defined below), the “Offer Price”), on the terms and subject to the conditions set forth in the Offer to Purchase, dated March 7, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended, supplemented or otherwise modified from time to time, constitute the “Offer”). The Offer is described in a Tender Offer Statement on Schedule TO (as amended or supplemented from time to time, the “Schedule TO”) filed by Parent and Merger Sub with the U.S. Securities and Exchange Commission (the “SEC”) on March 7, 2025. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B), respectively, hereto and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of February 21, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Parent and Merger Sub, pursuant to which, as soon as practicable following the date and time of the irrevocable acceptance for payment (the “Acceptance Time”) by Merger Sub of Shares validly tendered and not validly withdrawn pursuant to and subject to the conditions set forth in Section 15 of the Offer to Purchase (collectively, the “Offer Conditions”), subject to the satisfaction or, if permitted by applicable law, waiver of certain conditions, and in any event no later than one business day thereafter, Merger Sub will merge with and into the Company (such merger, the “Merger”), and the Company will survive the Merger (the “Surviving Corporation”) as an indirect wholly owned subsidiary of Parent, on the terms and subject to the conditions set forth in the Merger Agreement. The Merger will be governed by Section 251(h) of the Delaware General Corporation Law (the “DGCL”), which provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to approve a merger for the acquired corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without a vote of the other stockholders of the acquired corporation. The Merger will be effected by Merger Sub and the Company without a stockholder vote pursuant to the DGCL as soon as practicable following the Acceptance Time, subject to the satisfaction or, if permitted by applicable law, waiver of certain conditions, and in any event no later than one business day thereafter.

Merger Sub’s obligation to accept for payment and pay for Shares validly tendered and not validly withdrawn pursuant to the Offer is subject to the satisfaction or waiver of certain conditions set forth in the Merger Agreement, including, as of immediately prior to the Expiration Time (as defined below) (i) there having been validly tendered and not validly withdrawn in accordance with the terms of the Offer, and “received” by the “depository” for the Offer (as such terms are defined in Section 251(h) of the DGCL), a number of Shares that, together with the other Shares then owned by Parent, Merger Sub and any of their direct or indirect wholly owned subsidiaries at least one more Share than 50% of the total number of outstanding Shares at the Expiration Time; (ii) the required regulatory approvals applicable to the Transactions contemplated by the Merger Agreement under any foreign antitrust law of certain specified jurisdictions shall have been obtained; (iii) no governmental authority of competent and applicable jurisdiction shall have (A) enacted, issued or promulgated any law that is in effect as of immediately prior to the Expiration Time and has the effect of making the Offer, the acquisition of Shares by Parent or Merger Sub, or the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Offer, the acquisition of Shares by Parent or Merger Sub, or the Merger, or (B) issued or granted any order that is in effect as of immediately prior to the Expiration Time and has the effect of making the Offer, the acquisition of Shares by Parent or Merger Sub, or the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Offer, the acquisition of Shares by Parent or Merger Sub, or the Merger; (iv) the Merger Agreement not having been terminated in accordance with its terms; and (v) other customary conditions.

The Merger Agreement includes a remedy of specific performance and neither the consummation of the Offer nor the Merger is subject to any financing condition. The respective obligations of Parent, Merger Sub and the Company to consummate the Merger are subject to the satisfaction or waiver of the following conditions as set forth in the Merger Agreement: (i) Merger Sub having irrevocably accepted for purchase all of the Shares validly tendered and not validly withdrawn pursuant to the Offer and Merger Sub having consummated the Offer; and (ii) the consummation of the Merger not having been restrained, enjoined, prevented or otherwise prohibited or made illegal by any order (whether temporary, preliminary or permanent) of a court of competent jurisdiction or any other governmental authority of competent jurisdiction then in effect, and there not being in effect any law that was enacted, promulgated or deemed applicable to the Merger by any governmental authority of competent jurisdiction, that restrains, enjoins, prevents or otherwise prohibits or makes illegal the consummation of the Merger.

At the effective time of the Merger (being the time and day of the filing of the certificate of merger in accordance with the DGCL with the Secretary of State of the State of Delaware or at such later time and day as may be agreed in writing by Parent and the Company and specified in the certificate of merger in accordance with the DGCL, the “Effective Time”), each Share issued and outstanding immediately prior to the Effective Time (excluding Shares owned by Parent, Merger Sub or the Company, or by any direct or indirect wholly owned subsidiary of Parent or Merger Sub (“Canceled Company Shares”), any Shares irrevocably accepted for purchase pursuant to the Offer (“Accepted Company Shares”), and any issued and outstanding Shares held by stockholders as of immediately prior to the Effective Time who are entitled to demand, and who shall have properly and validly demanded their statutory rights of appraisal in respect of such Shares in compliance with Section 262 of the DGCL (“Dissenting Company Shares”)) shall be canceled and extinguished and automatically converted into the right to receive the Offer Price upon compliance with the procedures set forth in the Merger Agreement (the “Merger Consideration”), without interest thereon and subject to any applicable withholding tax pursuant to the Merger Agreement and the CVR Agreement; provided, that, at the election of Parent, any Shares owned by any direct or indirect subsidiary of the Company that are not Accepted Company Shares will instead receive shares of the Surviving Corporation of equivalent value.

As a result of the Merger, the Company will cease to be a publicly traded company and will become an indirect wholly owned subsidiary of Parent.

Pursuant to the terms of the Merger Agreement, effective as of immediately prior to the Effective Time, each Company Option that is outstanding and unexercised as of immediately prior to the Effective Time will by virtue of the Merger be automatically and (except as otherwise provided in the Merger Agreement) without any action on the part of the Company, Parent or the holder thereof, be canceled and terminated with no consideration payable therefor.

Pursuant to the terms of the Merger Agreement, each Company RSU that is outstanding as of immediately prior to the Effective Time (including, for clarity, any Company PSU that is subject solely to service-based vesting conditions as of the Effective Time) will accelerate and become fully vested effective immediately prior to, and contingent upon the occurrence of, the Effective Time. Effective as of immediately prior to the Effective Time, each Company RSU that is outstanding immediately prior thereto will by virtue of the Merger automatically and (except as otherwise provided in the Merger Agreement) without any action on the part of the Company, Parent or the holder thereof, be canceled and terminated and converted into the right to receive from the Surviving Corporation, subject to the terms of the Merger Agreement (x) an amount in cash (without interest) equal to the product obtained by multiplying (I) the aggregate number of Shares underlying such Company RSU immediately prior to the Effective Time by (II) the Closing Amount, plus (y) one CVR with respect to each Share subject to such Company RSU immediately prior to the Effective Time (in each case, as adjusted to reflect any increases to the Offer Price). The amounts described in this paragraph are referred to as the “RSU Consideration.”

Pursuant to the terms of the Merger Agreement, each Company PSU that is outstanding and vested as of immediately prior to the Effective Time (or that will become vested as required under the terms of the 2023 Incentive Award Plan, the 2013 Stock Option Plan or the 2021 Inducement Plan, in each case, as amended (collectively, the “Company Stock Plans”) and/or governing award or other agreements in place as of the date of the Merger Agreement) will by virtue of the Merger automatically and (except as otherwise provided in the Merger Agreement) without any action on the part of the Company, Parent or the holder thereof, be canceled and terminated and converted into the right to receive from the Surviving Corporation, subject to the terms of the Merger Agreement (x) an amount in cash (without interest) equal to the product obtained by multiplying (I) the aggregate number of Shares underlying such Company PSU immediately prior to the Effective Time (assuming that the applicable performance goals have been deemed to be achieved at the greater of target and actual level of performance as determined by the compensation committee of the Company Board in its discretion) by (II) the Closing Amount, plus (y) one CVR with respect to each such Share subject to such Company PSU immediately prior to the Effective Time (in each case, as adjusted to reflect any increases to the Offer Price). Other than the Company PSUs addressed by preceding sentence, each other Company PSU that is outstanding as of immediately prior to the Effective Time will by virtue of the Merger automatically and (except as otherwise provided in the Merger Agreement) without any action on the part of the Company, Parent or the holder thereof, be canceled and terminated without any consideration payable therefor. The amounts described in this paragraph are referred to as the “PSU Consideration.”

With respect to the RSU Consideration and PSU Consideration, such amounts will be paid, as applicable, as promptly as practicable (and in no event later than the next regularly scheduled payroll date that is at least five (5) business days) following the Effective Time. As soon as reasonably practicable following the Milestone Payment Date (as defined in the CVR Agreement) (but in any event no later than the next regularly scheduled payroll date that is at least five (5) business days following the date of the delivery of the Milestone Achievement Notice (as defined in the CVR Agreement), and in all events no later than the date that is thirty (30) days following the date of the delivery of the Milestone Achievement Notice or, if earlier, to the extent required to be exempt from Section 409A of the Internal Revenue Code of 1986, as amended), the last date within the applicable “short-term deferral” period as set forth in Treasury Regulation Section 1.409A-1(b)(4)), Parent shall, or shall cause the Surviving Corporation or an affiliate thereof to, pay, through Parent’s, the Surviving Corporation’s or such affiliate’s payroll system or accounts payable systems, as applicable (and subject to any applicable withholding taxes), to each former holder of a Company RSU or Company PSU, such holder’s payment, if any, due in accordance with the CVRs received in respect of such Company RSUs or Company PSUs, as the case may be.

All amounts payable in respect of these equity awards will be subject to applicable withholding taxes.

Pursuant to the terms of the Merger Agreement, at the Effective Time, each Warrant that is outstanding and unexercised as of immediately prior to the Effective Time will be automatically cancelled and terminated with no consideration therefor pursuant to the terms thereof.

Under no circumstances will interest be paid on the purchase price for the Shares, including by reason of any extension of the Offer or any delay in making payment for the Shares.

A more complete description of the Merger Agreement can be found in the Offer to Purchase in Section 11 under the heading entitled “The Merger Agreement; Other Agreements – The Merger Agreement.” The summary of the Merger Agreement set forth in the Offer to Purchase and any summary of provisions of the Merger Agreement set forth herein (including the CVR Agreement) do not purport to be complete and each is qualified in its entirety by reference to the Merger Agreement and CVR Agreement, copies of which are filed as Exhibits (e)(1) and (e)(2), respectively, hereto and are incorporated herein by reference. The expiration time (the “Expiration Time”) of the Offer is one minute after 11:59 p.m., New York City time, on April 4, 2025, unless the Offer is extended pursuant to and in accordance with the Merger Agreement. In the event that the Offer is extended pursuant to and in accordance with the Merger Agreement, then the term “Expiration Time” means such subsequent time.

According to the Schedule TO, Merger Sub was formed for the sole purpose of facilitating the acquisition of the Company by Parent.

The address of the principal executive offices and the phone number at the principal executive offices of each of Parent and Merger Sub are as set forth below:

Beacon Parent Holdings, L.P.

c/o The Carlyle Group

One Vanderbilt Avenue

New York, NY 10017
Telephone: +1 (212) 813-4900

c/o SK Capital Partners, LP

430 Park Avenue, 18th Floor

New York, NY 10022

Telephone: +1 (212) 826-2700

Beacon Merger Sub, Inc.

c/o The Carlyle Group

One Vanderbilt Avenue

New York, NY 10017
Telephone: +1 (212) 813-4900

c/o SK Capital Partners, LP

430 Park Avenue, 18th Floor

New York, NY 10022

Telephone: +1 (212) 826-2700

The Company has filed this Schedule 14D-9 and Parent and Merger Sub have filed the Schedule TO with the SEC, and these documents are available free of charge at the website maintained by the SEC at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9 or as otherwise incorporated herein by reference, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings and no actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (i) its executive officers, directors or affiliates, or (ii) Parent or Merger Sub or their respective executive officers, directors or affiliates, on the other hand.

Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

Arrangements with Merger Sub and Parent.

Merger Agreement

The summary of the Merger Agreement and the description of the conditions to the Offer contained in the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement.

The Merger Agreement has been filed with the SEC and is incorporated by reference herein to provide investors and stockholders with information regarding the terms of such agreement. It is not intended to provide any other factual information about Parent, Merger Sub or the Company. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and discussed in the foregoing description, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in a confidential disclosure schedule that was provided by the Company to Parent and Merger Sub but is not filed with the SEC as part of the Merger Agreement. Investors and stockholders are not third-party beneficiaries under the Merger Agreement. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein without consideration of the entirety of the factual disclosures about the Company, Parent or Merger Sub made in this Schedule 14D-9, the Schedule TO or reports filed with the SEC. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Contingent Value Rights Agreement

At or prior to the Acceptance Time, Parent and a rights agent mutually agreeable to Parent and the Company, will enter into a Contingent Value Rights Agreement governing the terms of the CVRs to be issued as part of the Offer (the “CVR Agreement”).

The summary of the CVR Agreement contained in the Offer to Purchase is incorporated herein by reference. Such summary is qualified in its entirety by reference to the form of CVR Agreement, which is filed as Exhibit (e)(2) hereto, and which is incorporated herein by reference.

Confidentiality Agreements

The Company and PJ Carlin & Co., LLP entered into a mutual confidentiality agreement, dated November 14, 2024 (the “Confidentiality Agreement”). Under the terms of the Confidentiality Agreement, the parties agreed that, subject to certain exceptions including the ability to make disclosures required by a governmental authority or by order of a court of competent jurisdiction, any non-public information each may make available to the other and their respective employees, consultants, and affiliates as needed to achieve the business transaction, will not be disclosed or used for any purpose other than in connection with evaluating the business transaction between the parties. The summary of the Confidentiality Agreement contained in the Offer to Purchase in Section 11 under the heading entitled “The Merger Agreement; Other Agreements – Confidentiality Agreement” is incorporated herein by reference.

Arrangements with Current Executive Officers and Directors of the Company.

The Company’s executive officers and the members of the board of directors of the Company (the “Company Board”) have financial interests in the Offer and the Merger and other transactions contemplated by the Merger Agreement that are different from, or in addition to, those of the Company’s stockholders generally. Those interests may create potential or actual conflicts of interests. The Company Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the transactions contemplated thereby, as more fully discussed below in the subsection entitled “- Background and Reasons for the Company Board’s Recommendation – Reasons for the Recommendation of the Company Board.”

Consideration for Shares Tendered Pursuant to the Offer

Each Share held by the executive officers and directors that is issued and outstanding as of immediately prior to the Effective Time (excluding Canceled Company Shares, Accepted Company Shares, and Dissenting Company Shares) will be canceled and automatically converted into the right to receive in exchange for their Shares the same consideration on the same terms and conditions as the other stockholders of the Company. As of February 24, 2025, the executive officers and directors of the Company beneficially owned, in the aggregate, 42,029 Shares, excluding Shares issuable upon exercise of outstanding Company Options or the vesting of outstanding Company RSUs or Company PSUs which are further discussed in the subsection below entitled “- Effect of the Offer and the Merger on Stock Awards – Generally.” If the directors and executive officers were to tender all such Shares for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Parent, then, if the milestone under the CVR Agreement is achieved, the directors and officers would receive collectively, (i) an aggregate of $126,087 in cash, and (ii) $287,478 for CVRs, pursuant to tenders into the Offer.

The following table sets forth the number of Shares beneficially owned as of February 24, 2025 by each of our executive officers and directors, excluding Shares issuable upon exercise of outstanding Company Options or the vesting of outstanding Company RSUs or Company PSUs, and the aggregate cash consideration that would be payable for such Shares pursuant to the Offer based on the Offer Price. One CVR shall also be provided as consideration for each such Share.

Name	Number of Shares Beneficially Owned (#)	Cash Consideration for Shares Beneficially Owned ($)(1)	Maximum Cash Consideration for CVRs in Respect of Shares Beneficially Owned ($)(2)
Executive Officers
Andrew Obenshain*	7,478	22,434	51,150
O. James Sterling	—	—	—
Richard A. Colvin, M.D., Ph.D.	2,572	7,716	17,592
Thomas J. Klima	2,601	7,803	17,791
Joseph Vittiglio	751	2,253	5,137
Non-Employee Directors
John O. Agwunobi, M.D.	1,323	3,969	9,049
Michael Cloonan	—	—	—
Charlotte Jones-Burton, M.D.	850	2,550	5,814
Elisabeth Leiderman, M.D.	1,112	3,336	7,606
Nick Leschly(3)	22,850	68,550	156,294
Richard Paulson	77	231	527
Najoh Tita-Reid	1,163	3,489	7,955
Mark Vachon	1,252	3,756	8,564

*	Mr. Obenshain is both a director and an executive officer.
(1)	Calculated based on (a) the number of owned Shares, multiplied by (b) $3.00.
(2)	Calculated based on (a) the number of owned Shares, multiplied by (b) $6.84, which is the amount payable per Share in the event the milestone under the CVR Agreement is achieved.
(3)

Such shares include 2,284 shares of common stock held in the Nick Leschly 2001 Trust for which Mr. Leschly is co-trustee with his spouse, and with whom he shares voting and dispositive power, and 6,150 shares of common stock held in the Nick Leschly Irrevocable GST Trust of 2019 for which Mr. Leschly is co-trustee with his spouse, and with whom he shares voting and dispositive power.

Effect of the Offer and the Merger on Stock Awards – Generally

Pursuant to the terms of the Merger Agreement, effective as of immediately prior to the Effective Time, (i) each Company Option that is outstanding and unexercised immediately prior thereto will, by virtue of the Merger, automatically be canceled and terminated without any consideration payable therefor, (ii) each Company RSU that is outstanding as of immediately prior to the Effective Time (including, for clarity, any Company PSUs that are subject solely to service-vesting conditions as of the Effective Time) (a) will accelerate and become fully vested, and (b) will automatically be canceled and converted into the right to receive the RSU Consideration, and (iii) each Company PSU that is outstanding and vested as of immediately prior to the Effective Time (or, which shall become vested as required under the terms of the applicable Company Stock Plan and/or governing award or other agreements in place as of the date of the Merger Agreement), will automatically be canceled and converted into the right to receive the PSU Consideration, and (iv) each other Company PSU that is outstanding immediately prior to the Effective Time shall be canceled and terminated without any consideration payable therefor.

Treatment of Executive Officer and Director Equity Awards in the Merger

All Company Options, Company RSUs and Company PSUs held by the Company’s executive officers and non-employee directors will be treated as described in the preceding subsection entitled “– Effect of the Offer and the Merger on Stock Awards – Generally.”

Table of Estimated Consideration for Executive Officer and Director Company RSUs

The following table sets forth (i) the number of Shares underlying the outstanding Company RSUs held by the Company’s executive officers and non-employee directors, as applicable; and (ii) the estimated RSU Consideration that the Company’s executive officers and non-employee directors are eligible to receive (before deduction of applicable tax withholding) in connection with the Merger in respect of such awards, in each case as of February 24, 2025. Solely for purposes of the table below, we have assumed that the Effective Time occurs on February 24, 2025. The table below does not take into account any vesting or forfeiture of equity awards, nor any additional equity awards that may be granted, in each case, between February 24, 2025 and the Effective Time.

	Number of Shares Subject to Company RSUs (#)	Cash Consideration for Unvested Company RSUs ($)(1)	Number of CVRs in Respect of Company RSUs (#)	Maximum Cash Payment for CVRs Issued in Respect of Company RSUs ($)(2)
Executive Officers
Andrew Obenshain*	9,260	27,780	9,260	63,338
O. James Sterling	5,000	15,000	5,000	34,200
Richard A. Colvin, M.D., Ph.D.	5,730	17,190	5,730	39,193
Thomas J. Klima	5,777	17,331	5,777	39,515
Joseph Vittiglio	3,750	11,250	3,750	25,650
Non-Employee Directors
John O. Agwunobi, M.D.	1,245	3,735	1,245	8,516
Michael Cloonan	1,867	5,601	1,867	12,770
Charlotte Jones-Burton, M.D.	1,323	3,969	1,323	9,049
Elisabeth Leiderman, M.D.	1,245	3,735	1,245	8,516
Nick Leschly	1,245	3,735	1,245	8,516
Richard Paulson	1,401	4,203	1,401	9,583
Najoh Tita-Reid	1,245	3,735	1,245	8,516
Mark Vachon	1,245	3,735	1,245	8,516

*	Mr. Obenshain is both a director and an executive officer.
(1)	Calculated based on (a) the number of Company RSUs, multiplied by (b) $3.00.
(2)	Calculated based on (a) the number of Company RSUs, multiplied by (b) $6.84, which is the amount payable per Company RSU in the event the milestone under the CVR Agreement is achieved.

Table of Estimated Consideration for Executive Officer and Director Company PSUs

The following table sets forth (i) the number of Shares underlying the outstanding Company PSUs held by the Company’s executive officers which are expected to accelerate at the Effective Time; and (ii) the estimated PSU Consideration that the Company’s executive officers are eligible to receive (before deduction of applicable tax withholding) in connection with the Merger in respect of such awards, in each case as of February 24, 2025. Solely for purposes of the table below, we have assumed that the Effective Time occurs on February 24, 2025. The table below does not take into account any vesting or forfeiture of equity awards, nor any additional equity awards that may be granted, in each case, between February 24, 2025 and the Effective Time. As of February 24, 2025, none of the Company’s non-employee directors held Company PSUs.

	Number of Shares Subject to Company PSUs (#)(1)	Cash Consideration for Unvested Company PSUs ($)(1)	Number of CVRs in Respect of Company PSUs (#)	Maximum Cash Payment for CVRs Issued in Respect of Company PSUs ($)(2)
Executive Officers
Andrew Obenshain*	17,329	51,987	17,329	118,530
O. James Sterling	2,500	7,500	2,500	17,100
Richard A. Colvin, M.D., Ph.D.	2,500	7,500	2,500	17,100
Thomas J. Klima	2,500	7,500	2,500	17,100
Joseph Vittiglio	2,500	7,500	2,500	17,100
Non-Employee Directors
John O. Agwunobi, M.D.	—	—	—	—
Michael Cloonan	—	—	—	—
Charlotte Jones-Burton, M.D.	—	—	—	—
Elisabeth Leiderman, M.D.	—	—	—	—
Nick Leschly	—	—	—	—
Richard Paulson	—	—	—	—
Najoh Tita-Reid	—	—	—	—
Mark Vachon	—	—	—	—

*	Mr. Obenshain is both a director and an executive officer.
(1)

Calculated based on (a) the number of Company PSU Awards (determined based on achievement of the greater of target and an estimate of actual performance as of February 24, 2025), multiplied by (b) $3.00.

(2)

Calculated based on (a) the number of Company PSU Awards (determined based on achievement of the greater of target and an estimate of actual performance as of February 24, 2025), multiplied by (b) $6.84, which is the amount payable per Company PSU Award in the event the milestone under the CVR Agreement is achieved.

Treatment of the Company ESPP

The Company sponsors the Company ESPP, in which executive officers and other employees are eligible to have up to 10% of their eligible earnings withheld, subject to certain limitations, to purchase Shares pursuant to the ESPP. Prior to the Effective Time, the Company Board (or, if appropriate, the committee administering the Company ESPP) will pass such resolutions and take all actions reasonably necessary with respect to the Company ESPP to provide that (i) from and after the date of the Merger Agreement, no new participants will be permitted to participate in the Company ESPP and existing participants will not be permitted to increase their payroll deductions (or make separate non-payroll contributions) or purchase elections from those in effect on the date of the Merger Agreement, and (ii) except for the offering periods under the Company ESPP that are in effect on the date of the Merger Agreement (the “Final Offering Periods”), no new offering periods will commence, and no existing offering period will be extended, following the date of the Merger Agreement. Subject to the consummation of the Merger, the Company ESPP will terminate as of the Effective Time.

If the Effective Time occurs: (i) during one or more of the Final Offering Periods, (x) the final exercise date(s) under the Company ESPP will be such date as the Company determines in its sole discretion (provided that such date will be no later than the date that is five days prior to the Effective Time) (the “Final Exercise Date”), and (y) each Company ESPP participant’s accumulated contributions under the Company ESPP will be used to purchase whole Shares in accordance with the terms of the Company ESPP as of the Final Exercise Date, which Shares, to the extent outstanding immediately prior to the Effective Time, will be canceled at the Effective Time in exchange for the right to receive the Merger Consideration in accordance with the Merger Agreement; or

(ii) after the end of the Final Offering Periods, all amounts allocated to each participant’s account under the Company ESPP at the end of each of the Final Offering Periods will be used to purchase whole Shares under the terms of the Company ESPP for such offering periods, which Shares, to the extent outstanding immediately prior to the Effective Time, will be canceled at the Effective Time in exchange for the right to receive the Merger Consideration in accordance with the Merger Agreement. As promptly as practicable following the purchase of Shares in accordance with the Merger Agreement, the Company shall return to each participant the funds, if any, that remain in such participant’s account after such purchase.

Continuing Employees – Employee Benefit Plans

Pursuant to the Merger Agreement, for a period of six (6) months following the Effective Time, the Surviving Corporation will (and Parent will cause the Surviving Corporation to) provide to each employee of the Company or any of its subsidiaries who, as of the Closing, continues their employment with Parent, the Company or any subsidiaries or affiliates thereof (each, a “Continuing Employee”) (i) a base salary or wage rate, as applicable, that is not less than the base salary or wage rate (as applicable) provided to such Continuing Employee immediately prior to the Effective Time, (ii) an annual target cash bonus opportunity that is not less than the annual target cash bonus opportunity provided to such Continuing Employee immediately prior to the Effective Time, and (iii) retirement, medical, dental and vision benefits (other than defined benefit pension benefits or retiree welfare benefits) that are, taken as a whole, no less favorable in the aggregate to such retirement, medical, dental and vision benefits provided to such Continuing Employee immediately prior to the Effective Time.

To the extent that a Company employee benefit plan or any other employee benefit plan (excluding equity, equity-based or severance benefits) of Parent, the Surviving Corporation or any of their respective subsidiaries (together, the “New Plans”) is made available to any Continuing Employee on or following the Effective Time, Parent shall cause to be granted to such Continuing Employee credit for all service with the Company, its affiliates or their respective predecessors prior to the Effective Time for all purposes (including for eligibility to participate, vesting and entitlement to (or level of) benefits where length of service is relevant); provided, however, that such service need not be credited (i) for purposes of any defined benefit plan, (ii) to the extent that it would result in duplication of coverage or benefits, or (iii) to the extent such service was not credited under the applicable comparable Company employee benefit plan prior to the Effective Time. Parent shall (or shall cause the Surviving Corporation to), to the extent permitted by applicable law, use commercially reasonable efforts to provide that (x) each Continuing Employee will be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under any such New Plan replaces coverage under a comparable Company employee benefit plan in which such Continuing Employee participates immediately before the Effective Time (such plans, collectively, the “Old Plans”), (y) for purposes of each New Plan providing medical, dental, pharmaceutical, vision and/or disability benefits to any Continuing Employee, all waiting periods, preexisting condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan will be waived for such Continuing Employee and his or her covered dependents to the extent they did not apply to the Continuing Employee under the corresponding Old Plan and any eligible expenses incurred by such Continuing Employee and his or her covered dependents during any unfinished portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins will be given full credit under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan, and (z) the accounts of such Continuing Employees under any New Plan that is a flexible spending plan are credited with any unused balance in the account of such Continuing Employee under the applicable Old Plan.

Severance Benefits and Certain Other Terms in Employment Agreements of Executive Officers

Pursuant to the employment agreements with each of our executive officers, if the Company terminates such executive officer’s employment without cause (as defined in the employment agreements) or in the event the officer terminates his employment for good reason (as defined in the employment agreements), upon the timely execution of a separation agreement, including a general release of claims, the executive officer is eligible to receive the following payments and benefits:

•	one times the executive officer’s base salary, paid in substantially equal installments over 12 months; and

•

if the executive officer (i) was participating in the Company’s group health plan prior to the executive officer’s termination date and (ii) elects to continue his group healthcare benefits, to the extent authorized by and consistent with COBRA, the Company will pay the executive officer a monthly cash payment equal to the monthly employer contribution the Company would have made to provide him health insurance if he had remained employed by the Company until the earlier of (1) 12 months, or (2) the end of the executive officer’s COBRA health continuation period.

If an executive officer terminates his employment with the Company for good reason or his employment with the Company is terminated by the Company without cause, in either case within 12 months following a sale event for certain executive officers or a change in control for certain executive officers (each as defined in the applicable employment agreements), the executive officer will be eligible to receive the following payments and benefits (in lieu of the payments and benefits described above) upon the timely execution of a separation agreement, including a general release of claims:

•

a lump sum cash payment equal to one times the sum of (1) the executive officer’s then-current base salary (or base salary in effect immediately prior to the sale event or change in control, as applicable, if higher) and (2) the executive officer’s target annual cash incentive compensation; and

•

if the executive officer (i) was participating in the Company’s group health plan prior to the executive officer’s termination date and (ii) elects to continue his group healthcare benefits, to the extent authorized by and consistent with COBRA, the Company will pay the executive officer a monthly cash payment equal to the monthly employer contribution the Company would have made to provide him health insurance if he had remained employed by the Company until the earlier of (1) 12 months, or (2) the end of the executive officer’s COBRA health continuation period; and

•

all stock options and other stock-based awards granted to the executive officer after the date of his employment agreement will immediately accelerate and become fully exercisable or non-forfeitable as of the date of the executive officer’s termination.

For purposes of the employment agreements, “cause” generally means (i) the executive officer’s dishonest statements or acts with respect to the Company, any affiliate of the Company or any of the Company’s current or prospective customers, suppliers, vendors or other third parties with which such entity does business; (ii) the executive officer’s commission of a felony or any misdemeanor involving moral turpitude, deceit, dishonesty or fraud; (iii) the executive officer’s failure to perform his assigned duties to the reasonable satisfaction of the Company, which failure, if curable, continues, in the reasonable judgment of the Company, after written notice given to the executive officer by the Company; (iv) the executive officer’s gross negligence, willful misconduct or insubordination with respect to the Company or any affiliate of the Company; or (v) the executive officer’s violation of any provision of any agreement(s) between the executive officer and the Company relating to noncompetition, nondisclosure and/or assignment of inventions.

For purposes of the employment agreements, “good reason” generally means that the executive officer has complied with the “Good Reason Process” (as defined below) following the occurrence of any of the following events without the executive officer’s express written consent: (i) a material diminution in the executive officer’s responsibilities, authority and function; (ii) a material reduction in the executive officer’s base salary except pursuant to a salary reduction program affecting substantially all of the employees of the Company, provided, that it does not adversely affect the executive officer to a greater extent than other similarly situated employees and, provided further, that any reduction in the executive officer’s base salary of more than ten percent (10%)

shall constitute good reason; (iii) a material change of more than 30 miles in the geographic location at which the executive officer must provide services to the Company (except for required travel on Company business to an extent substantially consistent with the executive officer’s usual business travel obligations); or (iv) the material breach by the Company of the Company’s equity incentive plan or the agreements governing the stock option and/or restricted stock units (as applicable) granted to the executive officer in connection with his hire or any other material agreement between the executive officer and the Company, if any, concerning the terms and conditions of the executive officer’s employment, benefits or compensation. “Good Reason Process” shall mean that (i) the executive officer reasonably determines in good faith that a “good reason” condition has occurred; (ii) the executive officer notifies the Company in writing of the first occurrence of the good reason condition within 60 days of the first occurrence of such condition; (iii) the executive officer cooperates in good faith with the Company’s efforts, for a period not less than 30 days following such notice (the “Cure Period”) to remedy the condition; (iv) notwithstanding such efforts, the good reason condition continues to exist; and (v) the executive officer terminates his employment within 60 days after the end of the Cure Period. If the Company cures the good reason condition during the Cure Period, good reason shall be deemed not to have occurred.

For purposes of certain employment agreements, “change in control” has the same meaning as a “sale event” in the 2013 Stock Option and Incentive Plan, which is generally defined as:

(i) the sale of all or substantially all of the assets of the Company on a consolidated basis to an unrelated person or entity, (ii) a merger, reorganization or consolidation pursuant to which the holders of the Company’s outstanding voting power and outstanding stock immediately prior to such transaction do not own a majority of the outstanding voting power and outstanding stock or other equity interests of the resulting or successor entity (or its ultimate parent, if applicable) immediately upon completion of such transaction, (iii) the sale of all of the common stock of the Company to an unrelated person, entity or group thereof acting in concert, or (iv) any other transaction in which the owners of the Company’s outstanding voting power immediately prior to such transaction do not own at least a majority of the outstanding voting power of the Company or any successor entity immediately upon completion of the transaction other than as a result of the acquisition of securities directly from the Company.

For purposes of certain employment agreements, “change in control” has the same meaning set forth under the Company’s 2023 Incentive Award Plan which is generally defined as:

(a) A transaction or series of transactions (other than an offering of the Company’s common stock to the general public through a registration statement filed with the SEC) whereby any “person” or related “group” of “persons” (as such terms are used in Sections 13(d) and 14(d)(2) of the Exchange Act) directly or indirectly acquires beneficial ownership (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act) of the Company’s securities possessing more than 50% of the total combined voting power of the Company’s securities outstanding immediately after such acquisition; provided, however, that the following acquisitions shall not constitute a change in control: (i) any acquisition by the Company or any subsidiary; (ii) any acquisition by an employee benefit plan maintained by the Company or any subsidiary, (iii) any acquisition which complies with clauses (c)(i), (c)(ii) and (c)(iii) of this definition; or (iv) in respect of an award held by a particular participant, any acquisition by the participant or any group of persons including the participant (or any entity controlled by the Participant or any group of persons including the participant);

(b) The incumbent directors cease for any reason to constitute a majority of the Board;

(c) The consummation by the Company (whether directly involving the Company or indirectly involving the Company through one or more intermediaries) of (x) a merger, consolidation, reorganization, or business combination, (y) a sale or other disposition of all or substantially all of the Company’s assets in any single transaction or series of related transactions or (z) the acquisition of assets or stock of another entity, in each case other than a transaction:

(1) which results in the Company’s voting securities outstanding immediately before the transaction continuing to represent (either by remaining outstanding or by being converted into voting securities of the

Company or the person that, as a result of the transaction, controls, directly or indirectly, the Company or owns, directly or indirectly, all or substantially all of the Company’s assets or otherwise succeeds to the business of the Company (the Company or such person, the “Successor Entity”)) directly or indirectly, at least a majority of the combined voting power of the Successor Entity’s outstanding voting securities immediately after the transaction;

(2) after which no person or group beneficially owns voting securities representing 50% or more of the combined voting power of the Successor Entity; provided, however, that no person or group shall be treated for purposes of this clause (c)(ii) as beneficially owning 50% or more of the combined voting power of the Successor Entity solely as a result of the voting power held in the Company prior to the consummation of the transaction; and

(3) after which at least a majority of the members of the board of directors (or the analogous governing body) of the Successor Entity were Board members at the time of the Board’s approval of the execution of the initial agreement providing for such transaction; or

(d) The completion of a liquidation or dissolution of the Company.

Notwithstanding the foregoing, if a change in control constitutes a payment event with respect to any award (or any portion of an award) that provides for the deferral of compensation that is subject to Section 409A, to the extent required to avoid the imposition of additional taxes under Section 409A, the transaction or event described in subsection (a), (b), (c) or (d) of this definition with respect to such award (or portion thereof) shall only constitute a change in control for purposes of the payment timing of such award if such transaction also constitutes a “change in control event,” as defined in Treasury Regulation Section 1.409A-3(i)(5).

Future Arrangements

It is possible that Continuing Employees, including the executive officers, will enter into new compensation arrangements with Parent or its affiliates, which would not become effective until after the Merger is consummated, if at all. Such arrangements may include agreements regarding future terms of employment, the right to receive equity or equity-based awards of Parent or other retention awards. As of the date of this Schedule 14D-9, no compensation arrangements between such persons and Parent and/or its affiliates have been established.

Rule 14d-10(d) Matters

Prior to the consummation of the Offer, to the extent required, the Company Board will take any further necessary steps to approve any such arrangements as described above in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act and the instructions thereto, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Director and Officer Exculpation, Indemnification and Insurance

Section 102(b)(7) of the DGCL provides that a corporation’s certificate of incorporation may contain a provision eliminating or limiting the personal liability of a director or officer to the corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer (as applicable), provided that such provision shall not eliminate or limit the liability of (i) a director or officer for any breach of the director’s or officer’s duty of loyalty to the corporation or its stockholders, (ii) a director or officer for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) a director under Section 174 of the DGCL, (iv) a director or officer for any transaction from which the director or officer derived an improper personal benefit or (v) an officer in any action by or in the right of the corporation. The

Company has included in its amended and restated certificate of incorporation (as amended, the “Charter”) provisions to limit or eliminate the personal liability of its directors to the fullest extent permitted under the DGCL, as it now exists or may in the future be amended.

Subsection (a) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or who is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful.

Subsection (b) of Section 145 of the DGCL empowers a corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Delaware Court of Chancery (the “Court of Chancery”) or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145 of the DGCL further provides that to the extent a present or former director or officer of a corporation has been successful on the merits or otherwise in the defense of any action, suit or proceeding referred to in subsections (a) and (b) of Section 145 of the DGCL, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith; that indemnification provided for by Section 145 of the DGCL shall not be deemed exclusive of any other rights to which the indemnified party may be entitled; and the indemnification provided for by Section 145 of the DGCL shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of such person’s heirs, executors and administrators. Section 145 of the DGCL also empowers the corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such, whether or not the corporation would have the power to indemnify such person against such liabilities under Section 145 of the DGCL.

The Company’s amended and restated bylaws (as amended, the “Bylaws”) provide that the Company shall have the power to provide rights to indemnification and advancement of expenses to its current and former officers, directors, employees and agents and to any person who is or was serving at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise.

The indemnification provisions contained in the Bylaws are not exclusive of any other rights to which a person may be entitled by law, agreement, vote of stockholders or disinterested directors or otherwise.

In addition, the Company maintains insurance on behalf of the Company’s directors and executive officers insuring them against liability for certain claims asserted against them in their capacities as directors or officers or arising out of such status.

The Merger Agreement provides for the continuation of certain indemnification, exculpation, advancement of expenses and insurance rights in favor of indemnified persons. The Surviving Corporation has agreed to honor and fulfill in all respects the obligations of the Company and its subsidiaries under (i) the indemnification agreements that have been made available to Parent prior to the date of the Merger Agreement between (A) the Company and its subsidiaries and any of their current or former directors and officers and any person who becomes a director or officer of the Company or any of its subsidiaries and (B) the Company or any corporation, partnership, joint venture, trust, pension or other employee benefit plan or enterprise and any person serving or who served as a director, officer, member, manager, partner, trustee or other fiduciary of any of the foregoing at the request of the Company or any of its Subsidiaries, in each case, prior to the Effective Time (the “Indemnified Persons”), and (ii) the indemnification, exculpation and expense advancement provisions in the Charter or Bylaws of the Company in each case in effect on the date of the Merger Agreement. In addition, during the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, the Surviving Corporation shall cause the certificate of incorporation and bylaws of the Surviving Corporation to contain provisions with respect to elimination of liability of directors, indemnification, exculpation and the advancement of expenses that are no less favorable to the Indemnified Persons than the indemnification, exculpation and advancement of expenses provisions contained in the certificate of incorporation and bylaws of the Company as of the date of the Merger Agreement, and during such six (6) year period, such provisions shall not be repealed, amended or otherwise modified in any manner that is material and adverse to the indemnified persons except as required by applicable law or as provided in the Merger Agreement.

During the period commencing at the Effective Time and ending on the sixth (6th) anniversary of the Effective Time, to the fullest extent permitted by applicable law, the Surviving Corporation shall indemnify and hold harmless each indemnified person from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement of or in connection with any threatened or actual action, suit, claim, proceeding, investigation, arbitration or inquiry, whether civil, criminal, administrative or investigative (each, an “Indemnified Proceeding”), to the extent such Indemnified Proceeding arises directly or indirectly out of, or pertains or relates directly or indirectly to, (i) any action or omission or alleged action or omission in such indemnified person’s capacity as (or the fact that such indemnified person is or was) a director or officer of the Company or other controlled affiliates (including as a fiduciary with respect to any employment benefit plan) or by reason of the fact that such indemnified person is or was serving as a director or officer of the Company or its controlled affiliates or at the request of the Company (regardless, in each case, of whether such action or omission, or alleged action or omission, occurred prior to or at the Effective Time), (ii) any of the transactions contemplated by the Merger Agreement or (iii) the enforcement of any of the rights of such indemnified person (or his or her heirs or legal representatives) under the Merger Agreement.

The Merger Agreement also provides that, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect for the benefit of the directors and officers of the Company, as of the date of the Merger Agreement and as of the Effective Time, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event providing coverage, terms, conditions, retentions, limits of liability, deductibles and amounts not less favorable to the insured persons than the policies of the Company in effect as of the date of the Merger Agreement; provided, that the Surviving Corporation will not be required to pay total premium for the D&O Insurance for such six year term in excess of 300% of the last annual premium paid prior to the date of the Merger Agreement (the “Maximum Amount”), but in such case shall purchase coverage as favorable to the insured persons as is available for such amount as long as such substitution does not result in gaps or lapses of coverage with respect to matters occurring at or prior to the Effective Time. The provisions of the immediately preceding sentence shall be deemed to have been satisfied if prepaid D&O Insurance “tail” policies have been obtained by the Company prior to the Effective Time, provided that in no case shall the total premium for such policies exceed the Maximum Amount. The Surviving Corporation shall (and Parent shall cause the Surviving Corporation to) maintain the D&O Insurance “tail” policy in full force and effect and continue to honor their respective obligations thereunder, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time.

Section 16 Matters

Prior to the Acceptance Time, the Company will take all actions reasonably necessary to cause the dispositions of equity securities of the Company (including any “derivative securities” (as defined in Rule 16a-1(c) under the Exchange Act)) in connection with the transactions contemplated by the Merger Agreement by any director or executive officer of the Company who is a covered person of the Company for purposes of Section 16 of the Exchange Act and the rules and regulations thereunder to be exempt under Rule 16b-3 under the Exchange Act.

Item 4. The Solicitation or Recommendation.

Recommendation of the Company Board.

At a meeting of the Company Board held on February 20, 2025, the Company Board, among other things, unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to, and in the best interests of, the Company and its stockholders, and declared it advisable for the Company to enter into the Merger Agreement and consummate the transactions contemplated thereby, (ii) approved and declared advisable the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained therein, (iii) resolved that the Merger Agreement and the Merger be governed by Section 251(h) of the DGCL and that the Merger be effected as soon as practicable following the Acceptance Time without a vote of the Company stockholders, and (iv) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the Company stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

Accordingly, and for the other reasons described in more detail below, the Company Board hereby recommends that the Company’s stockholders accept the Offer and tender all of their Shares pursuant to the Offer.

A copy of the press release issued by the Company, dated February 21, 2025, announcing the Merger Agreement, the Offer and the Merger, is filed as Exhibit (a)(5)(C) to this Schedule 14D-9 and is incorporated herein by reference.

Background and Reasons for the Company Board’s Recommendation.

Background of the Offer and the Merger

The Company Board and management routinely evaluate the Company’s performance, future growth prospects, business plans and overall strategic direction and consider a variety of strategic alternatives that may be available to the Company, including continuing to pursue the Company’s strategy as a standalone company or pursuing potential strategic or financing transactions with third parties, in each case with the goal of maximizing stockholder value. In particular, the Company Board and management, from time to time, have considered a number of potential collaboration and licensing relationships, financings, restructurings and other strategic transactions, including evaluating a potential sale of the Company, especially in light of the Company’s limited cash runway due to the capital-intensive manufacturing process required for its products.

On September 9, 2024, the Company engaged a financial advisor to serve as exclusive placement agent in connection with a proposed private offering of equity securities of the Company and to solicit potential investors in connection therewith to access available funding opportunities and evaluate financing alternatives in light of the Company’s capital needs. Outreach was made to 18 potential investors, five potential investors signed a confidentiality agreement, 10 potential investors conducted meetings with management and five potential investors were walked through the Company’s financial model. None of the executed confidentiality agreements included standstill provisions. Ultimately, all investors declined to participate in a financing transaction with the Company.

On September 23, 2024, following a comprehensive review of the Company’s operations, the Company Board approved implementation of a restructuring plan designed to support its commercial focus and reduce its cash operating expenses by approximately 20% when fully realized in the third quarter of 2025, compared to the prior reporting period. The restructuring plan was announced on September 24, 2024 and included a reduction of the Company’s workforce by approximately 25% of its headcount. At close of business on September 24, 2024, the Company’s stock price was $10.00 (adjusted to give effect to the Company’s subsequent 1-for-20 reverse stock split effected on December 13, 2024), down approximately 66% from the beginning of 2024.

On November 6, 2024, the Company Board held a meeting, attended by Company management, and discussed updates on the Company’s ongoing financing efforts, including that multiple potential investors continued to engage in discussions with the Company at such time, but none had expressed interest in acting as a lead investor in a financing transaction. The Company Board also discussed potential alternatives in the event the Company was unable to complete a financing transaction, including discussions with vendors to continue to defer certain payments, cost reductions and discussions with Hercules Capital, Inc., the Company’s secured lender (“Hercules”), regarding potential solutions to reduce the risk of default, such as restructuring the terms of the LSA, including the minimum cash covenants, and potential counterparties to a strategic transaction.

On November 13, 2024, representatives of Company management met with David Meek of PJ Carlin & Co. LLC (“PJC”). Mr. Meek recommended that the Company enter into a confidentiality agreement with PJC to evaluate a potential take-private investment opportunity. On November 14, 2024, the Company executed a confidentiality agreement with PJC, which did not contain a standstill provision.

On November 14, 2024, the Company Board met, with Company management and representatives of Latham & Watkins LLP (“Latham”), the Company’s outside counsel, in attendance. The Company Board discussed the status of the Company’s ongoing financing discussions and the Company’s cash runway, including alternatives in the event a financing could not be completed, which included the potential for an internal restructuring and cost reductions, a strategic transaction and/or, if necessary, a winddown of the Company’s operations. That same day, Party A, a strategic investor, and representatives of Company management discussed the Company’s financing needs and Party A’s potential interest in a strategic acquisition of the Company or an acquisition of the Company’s assets following a bankruptcy process.

On November 19, 2024, following discussions with the Company Board, the Company engaged a separate financial advisor in connection with a potential private financing transaction, such as a structured debt and/or special situations equity transaction. Between November 19 and December 13, 2024, outreach was made to 38 prospective investors, 11 potential investors signed a confidentiality agreement, and five potential investors conducted diligence and held meetings with management. None of the executed confidentiality agreements included standstill provisions. Ultimately, the Company was unable to complete a transaction with any of these investors due to all investors declining to participate.

On November 20, 2024, following discussions between the Company and its then financial advisor regarding the lack of interest from third parties in a transaction with the Company, the Company and its financial advisor mutually agreed to terminate the engagement. That same day, the Company, with approval from the

Company Board, engaged Leerink Partners LLC (“Leerink Partners”) as placement agent to conduct outreach for a debt or equity financing transaction for the Company. Leerink Partners was selected, in part, because of its reputation as an internationally recognized investment banking firm and its substantial experience in both financing and strategic transactions. Following its engagement, Leerink Partners contacted 111 parties, inclusive of those who had initially been contacted by the Company’s prior financial advisor, from November 20, 2024 through February 21, 2025 (other than such period from January 7 to January 25, 2025, when the Company was in exclusive negotiations with PJC, as described below). One new party entered into a confidentiality agreement with the Company to facilitate further discussions, which included a standstill provision with standard fall-away rights and a “don’t ask, don’t waive” provision prohibiting the counterparty from confidentially requesting that the Company release it from its standstill restrictions, but no investors elected to participate in a financing transaction.

On November 21, 2024, the Company Board met, with Company management and representatives of each of Latham and Alvarez & Marsal, the Company’s outside financial consultant, in attendance. Company management provided an update to the Company Board regarding the status of ongoing financing discussions and other considerations with regards to the Company’s cash runway. Company management also discussed the further engagement of Leerink Partners in connection with a strategic transaction and reviewed Leerink Partners’ potential conflicts and disclosures, which had been provided to the Company Board. Following discussion, the Company Board authorized the engagement of Leerink Partners as exclusive financial advisor in connection with a range of potential strategic alternatives, including the sale of the Company via a business combination, merger or a sale of at least a majority of the voting equity securities of the Company, and the following day, the Company executed an additional engagement letter with Leerink Partners in connection therewith.

Between November 22, 2024 and February 4, 2025 (other than such period from January 7 to January 25, 2025, when the Company was in exclusive negotiations with PJC, as described below), representatives of Leerink Partners reached out to 51 parties to explore a potential acquisition of the Company, which companies included PJC and Party A, and in that same timeframe, the Company engaged in discussions with two additional potential investors directly. Thirteen parties entered into confidentiality agreements with the Company to facilitate further discussions regarding a potential acquisition, including PJC and Party A. Six of the confidentiality agreements included standstill provisions with standard fall-away rights, and five of the confidentiality agreements included a “don’t ask, don’t waive” provision prohibiting the counterparty from confidentially requesting that the Company release it from its standstill restrictions. The confidentiality agreement with Party A did not contain a standstill provision. Eight parties, including PJC from December 3 to December 5, 2024 and Party A on December 4, 2024, received management presentations from Company management. Following meetings with Company management, only two parties, PJC and Party A, engaged in further discussions with the Company regarding a potential acquisition of the Company and submitted preliminary proposals.

Following discussions with the Company, on November 24, 2024, PJC delivered an initial term sheet (“Proposal 1”) to the Company, offering to acquire the Company at a price of $100 million in upfront cash, plus a $60 million CVR payable if the Company’s current commercial product portfolio achieved a milestone of $600 million in net sales in one calendar year, so long as it occurred no later than four years from the closing date. Proposal 1 also included certain conditions to closing relating to the effectiveness of employment agreements and non-competition agreements for key employees, and receipt of certain third party consents deemed necessary by PJC, and approval by the Company’s third-party lenders. Proposal 1 also included an exclusivity provision through December 31, 2024 and a provision requiring the stockholders of the Company to indemnify PJC, its directors and officers, stockholders, lenders, affiliates and other representatives in certain circumstances. At the close of market on November 25, 2024, the next trading day thereafter, the Company’s stock price was $7.23 (adjusted to give effect to the Company’s subsequent 1-for-20 reverse stock split), down over 75% from the beginning of 2024.

On November 25, 2024, representatives of Leerink Partners spoke with representatives of PJC to clarify certain elements of Proposal 1, including the terms of the upfront and contingent consideration, how PJC intended to treat the Company’s outstanding debt and the source of capital to fund the proposed transaction. Representatives of PJC confirmed the terms of the proposed upfront and contingent consideration, that the treatment of the Company’s outstanding debt remained under consideration and that PJC was engaged in discussions with potential sources of capital (including various financial sponsors) but had not yet secured committed financing.

On November 27, 2024, the Company Board met, with Company management and representatives of each of Leerink Partners and Latham in attendance, to discuss the strategic outreach process. Company management and representatives of Leerink Partners reviewed the terms of Proposal 1 and provided an update on discussions to date with PJC. Management and representatives of Leerink Partners discussed the proposed aggregate purchase price, CVR and trigger in connection therewith, certain proposed closing conditions, sources of financing for the potential transaction, treatment of the Company’s outstanding debt with Hercules and the requested Company indemnity.

Between December 2 and December 19, 2024, Company management and representatives of PJC conducted business-level diligence meetings related to the Company’s operations and commercial matters.

On December 4, 2024, the Company Board met, with Company management and representatives of each of Leerink Partners and Latham in attendance, to discuss a proposed response to Proposal 1 and approve the Company’s reverse stock split and fix a ratio in connection therewith, which had been approved by the Company’s stockholders earlier that day. During the meeting, it was discussed that there had been limited interest from investors to engage in a traditional equity financing and as a result, the Company had begun to focus primarily on potential strategic transactions, and that the extension of the Company’s cash runway remained an important priority. After careful deliberation, the Company Board instructed representatives of Leerink Partners to reach out to PJC requesting PJC resubmit their proposal, which should be revised to reflect the consideration on a per share basis, clarify the proposed treatment of the Company’s outstanding debt, identify PJC’s source of financing, limit conditions to closing and remove the Company indemnity. Later that day, representatives of Leerink Partners engaged in a discussion with PJC’s representatives to convey the Company’s response and address any questions. PJC indicated that they would consider revising their proposal in light of the Company’s requests.

On December 4, 2024, Party A visited the Company to engage in a comprehensive day of due diligence. Throughout the day, Party A’s team met with key members of Company management, reviewed financial documents, and assessed commercial and operational progress in order to gain a deeper understanding of the Company’s business and strategic opportunities. Following the diligence meetings, representatives of Party A and representatives of Leerink Partners engaged in a discussion on December 6, 2024 regarding the potential for Party A to submit a proposal to acquire the Company. During these conversations, Party A made it clear that any proposal would involve acquiring the Company’s assets through a Section 363 sale as part of a Chapter 11 bankruptcy process.

On December 10, 2024, the Company Board met, with Company management and representatives of each of Latham and Alvarez & Marsal in attendance, to discuss the status of discussions with PJC and receive an update on the transaction process. Following this meeting, a member of the Company Board discussed with PJC its intention to submit a revised proposal, which would specify the consideration on a per-share basis and include details about its financing source. PJC also indicated that an affiliate of Carlyle Investment Management L.L.C. (together with its affiliated investment funds doing business as The Carlyle Group, “Carlyle”) could provide the committed financing for PJC’s proposal.

On December 13, 2024, at the direction of the Company, a representative from Leerink Partners met with a representative from Party A. During this discussion, Party A’s representative conveyed that they were in the process of developing a proposal to acquire the Company’s assets through a Section 363 sale as part of a Chapter 11 bankruptcy process. Party A noted that this proposal would likely not provide any recovery for the Company’s stockholders. That same day, the Company effected its 1-for-20 reverse stock split to regain compliance with the $1.00 per share minimum bid price requirement in the Nasdaq listing rules.

On December 14, 2024, PJC delivered a revised term sheet (“Proposal 2”) to the Company, offering to acquire the Company at a price of $10.00 per share in upfront cash, plus a $6.00 per share CVR payable if the Company’s then current commercial product portfolio achieved a milestone of $700 million in net sales in one calendar year prior to December 31, 2029. Proposal 2 retained certain conditions to closing, including with respect to the effectiveness of employment agreements and non-competition agreements for certain employees. Proposal 2 omitted closing conditions for receipt of any third party consents deemed necessary by PJC as well as approval by the Company’s third-party lenders and did not include the Company indemnification provision from Proposal 1. Proposal 2 included an exclusivity provision applicable to the Company and stockholders in the Company through January 17, 2025.

On December 15, 2024, at the direction of the Company, representatives of Leerink Partners engaged in discussions with representatives from PJC to clarify certain elements of PJC’s revised proposal, particularly regarding closing conditions and covenants. That same day, Company management authorized Latham to prepare a draft Merger Agreement. Later that week, on December 17, 2024, with the permission of the Company, representatives from PJC, Carlyle and Hercules met to discuss a range of alternatives for the treatment of the Company’s loan and security agreement, as amended (the “LSA”), with Hercules.

On December 18, 2024, the Company Board met, with Company management and representatives of each of Leerink Partners and Latham in attendance, to discuss, among other matters, a proposed response to Proposal 2 and to receive a presentation from representatives of Leerink Partners regarding the financial terms in Proposal 2. Following these discussions, the Company Board instructed representatives of Leerink Partners to reach out to PJC to request the removal of certain closing conditions and covenants from Proposal 2. During the meeting, the Company Board also discussed creating a transaction committee in order to promote efficiency and facilitate timely feedback to Company management, the Company Board and PJC. Thereafter, the Company Board authorized the creation of a transaction committee comprised of Mike Cloonan, Andrew Obenshain, Richard Paulson and Mark Vachon (the “Transaction Committee”) to evaluate and negotiate the terms of Proposal 2, or any revised indication of interest or further offer to acquire the Company, that might be received from PJC or any other potential counterparty, subject to ultimate approval by the Company Board. Later that day, representatives from Leerink Partners responded to PJC as authorized by the Company Board.

On December 20, 2024, a representative from Party A held a call with members of Company management, whereby Party A orally delivered a preliminary non-binding proposal to Company management for the acquisition of the Company’s assets (the “363 Sale Transaction Proposal”) for a purchase price of up to $25 million in cash along with the assumption of certain liabilities related to specified assumed contracts and continued employment for certain employees. The proposal clarified that all remaining liabilities would continue as ongoing liabilities held by the Company and was conditioned on the Company filing for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code. Later that day, the Transaction Committee convened, with members of Company management, representatives of Latham and representatives of Leerink Partners in attendance, to discuss the 363 Sale Transaction Proposal, the anticipated revised proposal from PJC and the completed outreach process in connection with a financing transaction. Following discussions, the Transaction Committee authorized Company management and Leerink Partners to engage with Party A to seek additional information regarding Party A’s proposal, including with respect to its financing sources.

That weekend, PJC sent a revised term sheet (“Proposal 3”) to the Company, offering substantially the same terms as Proposal 2 except for a revised exclusivity provision through January 17, 2025 that was applicable only to the Company.

On December 24, 2024, the Transaction Committee convened, with members of Company management, representatives of Latham and representatives of Leerink Partners in attendance, to discuss the transaction process and the revised terms proposed by PJC. After thorough deliberation of Proposal 3, and recognizing that the Company had not received any other proposals to provide financing for the Company or that would provide consideration to the Company’s stockholders and that the Company was at risk of defaulting under the LSA in the short term, the Transaction Committee concluded that Proposal 3 was the Company’s best available option and was likely to be in the best interest of the Company’s stockholders. The Transaction Committee authorized Company management to send a revised version of Proposal 3 to PJC, including revisions (A) removing certain closing conditions with respect to employee matters and (B) granting exclusivity through January 10, 2025, with an express carveout to exclusivity for (1) sales of securities for fundraising purposes and (2) sales of assets or businesses in connection with a bankruptcy process. At the direction of the Transaction Committee, Company management provided the revised version of Proposal 3 to PJC later that day along with an initial draft Merger Agreement which provided for, among other things, PJC to acquire the Company via a tender offer, PJC’s obligation to do everything necessary to obtain antitrust clearances and a customary “fiduciary out” enabling the Company Board to entertain and accept potential alternative, unsolicited offers following entry into the Merger Agreement, subject to the Company’s payment of a market standard termination fee in connection therewith.

That same day, representatives of Company management spoke with representatives from Party A to seek clarification on the financial requirements necessary for the 363 Sale Transaction Proposal. This meeting aimed to ensure a clear understanding of the funding sources and financial commitments that Party A would need to secure to successfully acquire the Company’s assets through the bankruptcy process, which was crucial for assessing the feasibility of Party A’s proposal, ensuring its ability to finance such proposal and aligning expectations regarding the transaction’s financial structure.

On December 27, 2024, representatives of PJC called representatives of Leerink Partners to inform them that, following further due diligence of financial statements and projections for fiscal year 2024 provided by the Company to PJC, which included an update on the Company’s current and projected deferred accounts payable, PJC intended to submit a revised proposal reflecting a reduced valuation. On December 30, 2024, PJC delivered a revised proposal (“Proposal 4”), offering to acquire the Company at a reduced price of $3.00 per share in upfront cash, plus a $6.00 per share CVR payable if the Company’s current commercial product portfolio achieved a milestone of $600 million in net sales in one calendar year, so long as it occurred no later than December 31, 2027. In Proposal 4, PJC also accepted the Company’s proposed deletion of the employee-related closing conditions and provided for exclusivity applicable to the Company through January 10, 2025 with an extension to January 31, 2025 upon the delivery by PJC of a financial commitment letter from PJC’s financial sponsor on or prior to January 10, 2025. Throughout this exclusivity period, the Company would also be permitted to engage with third parties in connection with (A) sales of securities for fundraising purposes and (B) sales of assets or businesses in connection with a bankruptcy process, provided that the Company was restricted from signing an agreement in connection therewith through the agreed to termination date, as may be extended pursuant to the terms of the agreement. At the close of market on December 30, 2024, the Company’s stock price was $7.86, down approximately 75% from the start of 2024.

On December 31, 2024, the Transaction Committee met, along with members of Company management and representatives of each of Leerink Partners and Latham, to discuss Proposal 4. After careful deliberation, the Transaction Committee determined that further engagement with PJC was necessary in light of the revised proposal, particularly the reduced price. The Transaction Committee instructed representatives of Leerink Partners to initiate discussions with PJC regarding the justifications for the reduced price, which such discussions occurred over the following days, and to schedule a follow-up meeting with the Transaction Committee. During the meeting, updates on potential other parties to a transaction were provided, with representatives of Leerink Partners and Company management indicating limited interest from other parties.

On January 2, 2025, at the direction of the Company, representatives from Leerink Partners engaged in discussions with Party A, emphasizing that in order for its offer to remain competitive, Party A would need to propose an acquisition of the entire Company that included consideration for the Company’s stockholders. The representative from Party A acknowledged the feedback, but did not commit to provide any further offer and did not engage further after this point.

On January 3, 2025, the Transaction Committee convened to further discuss Proposal 4 and during such meeting, the Transaction Committee authorized Leerink Partners and Company management to respond to PJC’s revised proposal, proposing $6.00 per share in upfront cash, plus an $8.00 per share CVR payable upon the achievement of $500 million in net sales in any trailing twelve month period prior to December 31, 2028. The proposed response also included exclusivity applicable to the Company through January 17, 2025. Representatives from Leerink Partners conveyed the feedback from the Transaction Committee to PJC later that day.

On January 4, 2025, representatives from PJC contacted Leerink Partners to convey that they did not intend to modify their proposal, except for changing the measurement period for the CVR payment from a calendar year to a trailing twelve months. Subsequently, the Transaction Committee convened to discuss PJC’s feedback and potential responses. The Transaction Committee agreed that a member of the Company Board should engage with PJC to express the Transaction Committee’s perspective that PJC’s offer should be revised to increase the consideration payable to Company stockholders and that without increased consideration, the Company was hesitant to proceed with exclusive negotiations. A member of the Company Board communicated that position to representatives of PJC the following day.

On January 6, 2025, a representative of PJC contacted a member of the Company Board and indicated that PJC would improve upon its Proposal 4 by increasing the CVR payment from $6.00 per share to $7.00 per share and would add a $9.00 CVR payable in the event the Company received a certain priority review voucher (“PRV”) from the FDA within 90 days of the closing of the proposed acquisition. PJC noted this proposal was its “best and final” offer. Later that day, PJC delivered a revised term sheet (“Proposal 5”) to Company management, offering to acquire the Company at a price of $3.00 per share in upfront cash, with two CVRs payable: (A) $7.00 per share if the Company’s current commercial product portfolio achieved a milestone of $600 million in net sales in one calendar year prior to December 31, 2027 and (B) $9.00 per share in the event the Company received the PRV within 90 days of the closing of the proposed transaction. In Proposal 5, PJC also proposed exclusivity applicable to the Company through January 27, 2025.

Later that day, the Transaction Committee convened to consider the terms of Proposal 5, including the characterization by PJC that the offer was “best and final”, and after careful consideration, determined to recommend to the Company Board that the Company enter into a period of exclusive negotiations with PJC on the following conditions: (A) the CVR measurement period would be calculated based on a trailing twelve month period rather than a calendar year; and (B) exclusivity would terminate on January 17, 2025, provided that if on such date, the Company and PJC were negotiating in good faith to complete the transaction, exclusivity would be automatically extended through January 24, 2025. Throughout the exclusivity period, the Company would also be permitted to engage with third parties in connection with (i) sales of securities for fundraising purposes and (ii) sales of assets or businesses in connection with a bankruptcy process, provided that the Company was restricted from signing an agreement in connection therewith through the agreed to termination date, as may be extended pursuant to the terms of the agreement.

On January 7, 2025, the Company Board convened a meeting with members of Company management, representatives of Latham and representatives of Leerink Partners to discuss the Transaction Committee’s recommendation and seek full board approval to enter into exclusive negotiations based on PJC’s latest proposal, as proposed to be modified by the Transaction Committee. The Company Board voted unanimously to authorize Company management to proceed with a period of exclusive negotiations with PJC and execute the revised term sheet. Following this decision, that same day, a representative of Leerink Partners delivered an executed term sheet that reflected the revised terms approved by the Transaction Committee and the Company Board, and such revised term sheet was countersigned by PJC later that day.

On January 8, 2025, representatives of Latham and representatives of Orrick, Herrington & Sutcliffe LLP (“Orrick”), outside counsel to PJC and its equity investors, met and discussed the terms of the transaction and process to reach alignment on a definitive agreement by January 17, 2025, and on January 9, 2025, the Company granted access to its data room to Orrick.

On January 10, 2025, representatives from PJC delivered a commitment letter from Carlyle to Company management which outlined the terms and conditions under which Carlyle would provide the necessary funding for the proposed transaction contemplated by the executed term sheet. That same day, representatives from Latham shared the initial draft of the CVR Agreement with Orrick.

On January 13, 2025, Hercules sent the initial draft of the consent and fifth amendment to the LSA (the “Fifth LSA Amendment”) to the Company. Among other things, the proposed Fifth LSA Amendment set forth new levels for the minimum cash covenant from the existing LSA, depending on the Company’s ability to transfer an existing letter of credit in connection with one of its leases, and included a consent to such transfer. The draft also required the Company to deliver a rolling 13 week cash flow forecast to Hercules each week and added a new event of default, which would be triggered if (i) the Company failed to enter into a merger agreement with a third party, in form and in substance acceptable to Hercules, by a date certain (an “Acceptable Merger Agreement”), (ii) if, after entry into an Acceptable Merger Agreement, such agreement was either terminated or amended in a manner unacceptable to Hercules or (iii) the transactions contemplated by the Acceptable Merger Agreement were not consummated on or prior to a date certain. That same day, the Company was notified by the US Food and Drug Administration that its application in connection with a priority review voucher for the Company’s product LYFGENIA was denied.

On January 14, 2025, representatives of Orrick connected Latham with representatives of Wachtell, Lipton, Rosen & Katz (“WLRK”), outside counsel to Carlyle, and on the following day, representatives of Latham shared an initial draft of the Company Disclosure Letter with representatives of Orrick and WLRK. On January 17, 2025, representatives of Orrick sent to Latham supplemental diligence requests based on their initial diligence and from the middle of January through February 20, 2025, the Company held numerous calls with PJC, Carlyle and their respective advisors regarding various customary legal diligence topics, including regulatory matters, employment, tax, litigation, operations and intellectual property. Also on January 17, 2025, the Company Board convened a meeting with members of Company management, representatives of Latham and representatives of Leerink Partners to discuss the status of the potential transaction with PJC and the contemplated tender offer structure.

On January 18, 2025, Orrick sent revised drafts of the Merger Agreement and CVR Agreement to Latham. The revised draft Merger Agreement, among other things, included a closing condition regarding the minimum amounts of cash and maximum amounts of indebtedness and accounts payable to be held by the Company at Closing, included an uncapped expense reimbursement by the Company to PJC in the event the Merger Agreement was terminated in certain instances, proposed a termination fee payable by the Company in certain instances of $4 million and included an outside date of six months after the signing of the Merger Agreement, and the revised draft CVR Agreement, among other things, reflected removal of the milestone related to achievement of the PRV. That same day, the initial draft of the conformed LSA (the “Post-Closing LSA”), reflecting the anticipated terms to go into effect at the closing of the merger transaction, was sent from DLA Piper LLP (“DLA”), counsel to Hercules, to Latham and Orrick.

On January 21, 2025, DLA shared the initial draft of the proposed sixth amendment to the LSA (the “Sixth LSA Amendment” and, together with the Fifth LSA Amendment and the Post-Closing LSA, the “Debt Documents”) with representatives of Latham, WLRK, and Orrick. Pursuant to the proposed terms of the Sixth LSA Amendment, Hercules would, among other things: (A) consent to the Company’s entry into the Merger Agreement and the consummation of the Merger and (B) agree to, upon satisfaction of certain conditions therein (including the consummation of the merger), amend certain terms of the existing LSA (as amended by the Fifth LSA Amendment), as set forth therein. In addition, Hercules would acknowledge that the warrants previously issued to Hercules in connection with the existing LSA would be cancelled and extinguished for no consideration at the effective time of the Merger in accordance with the terms of such warrants.

On January 22, 2025, at the direction of Company management following consultation between members of Company management and members of each of the Transaction Committee and the Company Board, representatives of Latham sent revised drafts of the Merger Agreement and CVR Agreement to Orrick, which drafts included revisions, with respect to the Merger Agreement, removing the closing conditions relating to the Company’s accounts payable, indebtedness and cash on hand, each at closing, and reducing the proposed expense reimbursement to $300,000 and Company termination fee to $1.5 million, as well as certain other revisions throughout the representations, warranties and covenants and, in the CVR Agreement, allowing stockholders to audit and dispute the net sales calculations and to include the indirect sale of the Company’s products by PJC in the net sales metrics. That same day, Hercules sent revisions to the proposed Fifth LSA Amendment to the Company, which, among other things, (A) provided for a 24-hour grace period from any breaches of the minimum cash covenant while Hercules and the Company use good faith efforts to discuss the Company’s return to compliance, (B) proposed increases for certain of the levels set forth in the minimum cash covenant, and (C) proposed that the Company and its successors indemnify Hercules for all tax liabilities or losses suffered by Hercules as a result of the merger transactions.

From January 22, 2025 through February 20, 2025, representatives of Latham, Orrick and WLRK negotiated the Company Disclosure Letter and CVR Agreement and representatives of Orrick, WLRK, Latham and DLA negotiated the terms of the Debt Documents.

On January 24, 2025, PJC shared a draft exclusivity extension letter with the Company, proposing to extend exclusivity through February 7, 2025 and, if the Company and PJC continued to negotiate in good faith, exclusivity would automatically be extended for successive one-week periods until either party chose to terminate exclusivity. That same day, the Transaction Committee met with members of Company management, representatives of Latham and representatives of Leerink Partners to discuss a potential extension of the exclusivity period with PJC and discussed the status of negotiations with Hercules. On January 25, 2025, the initial exclusivity term in the executed letter of intent terminated and was not extended by the parties.

On January 26, 2025, representatives of Orrick shared a revised Merger Agreement draft, which, among other things, reinserted certain conditions to closing the transaction, including with respect to the Company’s accounts payable, indebtedness and cash on hand, each at closing, added representations and warranties of the Company relating to the Hercules loan agreement amendments, increased the amounts contemplated to be paid by the Company to PJC in connection with the proposed expense reimbursement and termination fees to $4 million each, capped the Company’s right to seek monetary damages at $10 million, and proposed an outside date of May 30, 2025. Representatives of Latham, Orrick and WLRK met via videoconference on January 28, 2025 to discuss the various open points in the most recent draft of the Merger Agreement and related ancillary agreements.

On January 30, 2025, at the direction of Company management following consultation between members of Company management and members of each of the Transaction Committee and the Company Board, representatives of Latham sent a revised draft of the Merger Agreement back to Orrick and WLRK. Among other things, the draft made certain revisions to the representations and warranties of the Company related to the Debt Documents, removed the closing conditions related to minimum cash and maximum indebtedness and accounts payable, revised the proposed outside date to April 4, 2025, reduced the termination fee payable by the Company to PJC in certain instances to $1.5 million, reduced the expense reimbursement payable by the Company to PJC in certain instances to $300,000, and increased the cap in monetary damages the Company could seek to $30 million.

On January 31, 2025, representatives of Latham and Orrick met to discuss the transaction and representatives of Orrick noted that they had no substantive updates on timing for the signing of the transaction. Later that day, the Company Board convened a meeting with members of Company management, representatives of Latham and representatives of Leerink Partners to discuss the status of the proposed transaction with PJC and alternatives in the event such transaction could not be executed and to review the Company’s financial position. That same day, representatives of WLRK shared initial drafts of Carlyle’s equity commitment letter (the “Carlyle Equity Commitment Letter”) and limited guarantee (the “Carlyle Limited Guarantee”) with representatives of Latham. From January 31, 2025 through February 20, 2025, representatives of Latham and representatives of WLRK negotiated the Carlyle Equity Commitment Letter and Carlyle Limited Guarantee.

On February 1, 2025, representatives of Orrick shared a revised draft of the Merger Agreement with Latham. Among other things, the draft contemplated an amendment to the Company’s factoring agreement as a condition to signing the Merger Agreement, noted the termination fee and expense reimbursement payable by the Company as open points, reverted the cap in monetary damages payable to the Company to $10 million and proposed an outside date for the transaction of 75 days from signing of the Merger Agreement. That same day, representatives of DLA shared a revised draft of the Fifth LSA Amendment, which, among other things, gave Hercules the right to verify any accounts which the Company designated as excluded from the requirement to obtain a control agreement in favor of Hercules and made certain revisions to the minimum cash covenant levels and the triggers for an event of default relating to the consummation of the Merger Agreement.

On February 2, 2025, at the direction of Company management following consultation between members of Company management and members of each of the Transaction Committee and the Company Board, representatives of Latham shared a revised draft of the Merger Agreement with Orrick and WLRK, contemplating removal of the proposed amendment to the Company’s factoring agreement, a termination fee payable by the Company to PJC of $1.5 million, an expense reimbursement amount payable by the Company to PJC of $300,000, a proposed outside date of April 11, 2025 and acceptance of PJC’s cap for monetary damages of $10 million, provided that PJC accepted the Company’s other revisions. The Company also discussed these open points with PJC and indicated that this was the Company’s proposed package to resolve the open business terms.

On February 3, 2025, members of the Transaction Committee met, with members of Company management in attendance, to discuss the open business terms in the Merger Agreement and an update on the status of the proposed transaction.

On February 4, 2025, representatives of Orrick, Latham and WLRK met to discuss the open issues in the Merger Agreement draft, and the following day, representatives of the Company discussed the transaction with each of PJC and Carlyle. During these conversations, representatives of Carlyle notified the Company that it would need until sometime the following week to obtain the internal approvals required to finance the transaction.

On February 7, 2025, representatives of Orrick shared a revised draft of the Merger Agreement with Latham, which revised draft included an outside date of 65 days after signing, buyer-favorable changes to certain representations and warranties of the Company related to the Debt Documents and an indemnity payable by the Company to Parent in certain circumstances.

Representatives of Latham met with representatives of Orrick and WLRK on February 9, 2025, to discuss the key open issues in the Merger Agreement and on February 10, 2025, representatives of Latham shared a revised draft of the Merger Agreement with Orrick and WLRK, contemplating an outside date of April 11, 2025 and rejecting the indemnity proposal.

On February 13, 2025, representatives of Carlyle informed a representative of Leerink Partners that Carlyle needed several more days to secure the funds required to finance the transaction. The Company, following discussions between members of Company management and members of each of the Transaction Committee and the Company Board, responded to Carlyle that same day, noting that the Company was unwilling to continue expending resources on pursuing a transaction unless it could be signed expediently. Later that day, the Company agreed to terminate its sublease for a facility the Company was not currently utilizing from Aventis Inc. and the Company’s sub-sublease to Meta Platforms, Inc., effective immediately. In connection therewith, the Company’s letter of credit provided as a security deposit under the sublease was reduced from approximately $40 million to $10 million, with $30 million to be released to the Company at a future date in the near-term. This resulted in $30 million being released from the Company’s restricted cash, allowing such cash to be utilized in the ordinary course and extending the Company’s cash runway for a period of time.

On February 16, 2025, the Transaction Committee and, subsequently, the Company Board, held a meeting, each attended by Company management and representatives from Latham and Leerink Partners, to discuss the status of the transaction and potential alternatives to the transaction.

On February 17, 2025, PJC reached out to the Company with a letter from Carlyle and SK Capital Partners, LP (together with its affiliated investment funds, “SK Capital”), reaffirming PJC’s interest in the transaction, indicating that SK Capital would be participating as an additional financing partner to Carlyle, and noting that with the inclusion of SK Capital, PJC was ready to proceed to a signing as soon as the parties agreed to terms for the transaction agreements. That evening, representatives of Latham, Orrick, WLRK and Kirkland & Ellis LLP (“K&E”), outside counsel to SK Capital, met and discussed updates to the transaction structure, including that certain regulatory filings would now be required to be obtained in non-US jurisdictions prior to the closing of the transaction.

Over the course of the next three days, the parties turned revised drafts of the Merger Agreement and the related ancillary documents. On February 18, 2025, representatives of WLRK shared a revised draft of the Merger Agreement with Latham, which revised draft included certain edits to reflect the additional involvement of SK Capital, a requirement to obtain specified foreign regulatory filings and revisions to certain representations and warranties of the Company related to the Debt Documents, and noted that the outside date remained subject to further discussion. In addition, revised drafts of the Carlyle Equity Commitment Letter and Carlyle Limited Guarantee were shared along with a new draft equity commitment letter and a new draft limited guarantee from SK Capital (respectively, the “SK Capital Equity Commitment Letter” and “SK Capital Limited Guarantee”).

On February 19, 2025, the Transaction Committee met with members of Company management and representatives of each of Latham and Leerink Partners present to discuss the best path forward to maximize value for Company stockholders and determined the proposed transaction with PJC, Carlyle and SK Capital represented the best available option for the Company stockholders, provided that the Company could reach a reasonable resolution of open issues with PJC, Carlyle and SK Capital. Later that day, the Company Board, with members of Company management and representatives of each of Leerink Partners and Latham present, met and discussed the status of the transaction, including the fiduciary duties of the Company Board and its legal obligations to the Company and the Company’s stockholders in considering a strategic transaction, including a potential sale of the Company. Representatives of Latham, Leerink Partners and members of Company management updated the Company Board on the status of negotiations with PJC, Carlyle and SK Capital and representatives of Latham provided a summary of the key terms of, and the remaining open points in, the current drafts of the Merger Agreement, the CVR Agreement and the Debt Documents. Representatives of Leerink Partners reviewed with the Company Board its preliminary financial analysis of the Closing Amount, subject to finalization of the remaining open points.

Later on February 19, 2025, at the direction of the Company Board, Leerink Partners communicated to PJC that the Company would not accept an outside date beyond April 18, 2025. In response, PJC proposed that the outside date for the transaction would be set at April 30, 2025 and would automatically extend for four weeks on up to 3 occasions if regulatory approvals were not obtained by the outside date, including as extended, with a reverse termination fee of $1 million payable if the transaction was terminated after the first outside date extension, a reverse termination fee of $2 million payable if the transaction was terminated after the second outside date extension and a reverse termination fee of $3 million payable if the transaction was terminated after the final outside date extension. PJC proposed that such reverse termination fee would reduce dollar for dollar the minimum cash thresholds in the Fifth LSA Amendment during the interim period and could be increased by Parent in its sole discretion.

On February 20, 2025, there were multiple all hands calls with representatives of Company management, Latham, Leerink Partners, PJC, Orrick, Carlyle, WLRK, SK Capital, K&E, Hercules and DLA to discuss and align on the remaining open points in the transaction documentation, including: the proposed outside date; the amount and triggers for the reverse termination fee payable by Parent to the Company; and the minimum cash condition levels, related triggers and the requirements for what triggers an event of default relating to the Merger Agreement in the Fifth LSA Amendment and Sixth LSA Amendment. Upon completion of the final all hands call, the parties agreed upon an outside date of April 25, 2025, a reverse termination fee concept by which the outside date for the transaction would automatically extend in certain instances for four-weeks on two occasions, with a reverse termination fee of $1 million payable if the transaction was terminated after the first outside date extension and a reverse termination fee of $2 million payable if the transaction was terminated after the second outside date extension, with such termination fees payable directly to Hercules and to reduce dollar for dollar the minimum cash thresholds in the Fifth LSA Amendment during the interim period and subject to increase by Parent in its sole discretion, and aligned on the appropriate minimum cash conditions and termination triggers in the Fifth LSA Amendment and Sixth LSA Amendment.

Later that day, after the transaction documents were in substantially final form, the Company Board, with members of Company management and representatives of each of Leerink Partners and Latham present, met and discussed the status of the transaction, including the fiduciary duties of the members of the Company Board and the resolution and ultimate outcome regarding the open points in the transaction documents. Furthermore, representatives of Leerink Partners reviewed with the Company Board its financial analysis of the Closing Amount and rendered its oral opinion to the Company Board, which was subsequently confirmed by delivery of a written opinion dated as of such date, that based upon and subject to various assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken in preparing its opinion, the Closing Amount to be paid to the stockholders of the Company (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such stockholders. For more information about the opinion of Leerink Partners, see below under the caption “Opinion of Leerink Partners LLC”. Company management also shared their Net Revenue Projections related to the Company’s existing product portfolio, including the assumptions made in connection therewith. For additional information regarding such Net Revenue Projections, see below under the section entitled “Certain Unaudited Prospective Net Revenue Information”. Representatives of Company management and the Transaction Committee also informed the Company Board that, based upon, among other things, their views of the Company’s prospects on a standalone basis, their consideration of all the alternatives available to the Company and taking into consideration the information and advice provided by Leerink Partners and Latham, it was the recommendation of Company management that the Company Board approve the transaction as proposed by PJC, Carlyle and SK Capital upon the terms negotiated by the parties and as set forth in the Merger Agreement, the transaction documents contemplated thereby and the Debt Documents. Following that discussion, the Company Board unanimously (A) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are fair to, and in the best interests of, the Company and its stockholders, and declared it advisable for the Company to enter into the Merger Agreement; (B) approved, adopted and declared advisable the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained therein; and (C) subject to the terms and conditions set forth in the Merger Agreement, recommended that the stockholders of the Company accept the Offer and tender their Shares to Merger Sub pursuant to the Offer. The Company Board also approved the form of CVR Agreement, to be attached as an exhibit to the Merger Agreement, and the Debt Documents. For more information concerning the factors that the Company Board considered, see the section titled “Background and Reasons for the Company Board’s Recommendation – Reasons for the Recommendation of the Company Board.”

That same night and into early the next morning on February 21, 2025, the parties finalized the execution versions of the transaction documents, and the Company, PJC, Merger Sub, Parent, Carlyle, SK Capital and Hercules, as applicable, executed and delivered the Merger Agreement (which included as an exhibit the form of the CVR Agreement and the Company Disclosure Letter as annexes or schedules thereto), the Carlyle Equity Commitment Letter, the Carlyle Limited Guarantee, the SK Capital Equity Commitment Letter, the SK Capital Limited Guarantee and the Debt Documents. Later that morning, before the opening of the markets in the United

States, the Company, Carlyle and SK Capital issued a joint press release announcing the execution and delivery of the Merger Agreement and the other transaction documents.

Reasons for the Recommendation of the Company Board

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, and recommending that the Company’s stockholders accept the Offer and tender their Shares pursuant to the Offer, the Company Board consulted with the Company’s senior management and the Company’s financial advisor, Leerink Partners, and considered and analyzed a wide and complex range of factors as discussed below. The Company Board also consulted with Latham regarding the Company Board’s fiduciary duties, legal due diligence matters and the terms and conditions of the Merger Agreement and related agreements. Based on these consultations, considerations and analyses, including the factors discussed below, the Company Board concluded that entering into the Merger Agreement with Parent and Merger Sub would yield the highest value reasonably available to the Company’s stockholders and would be fair to, and in the best interests of, the Company and the holders of Shares.

The Company Board believed that the following material factors and benefits supported its unanimous determinations and recommendation:

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Highest Value Reasonably Obtainable. The Company Board believed that the Offer Price of $3.00 and one CVR per Share representing the right to receive $6.84 per Share upon the achievement of the milestone was the highest value reasonably obtainable for stockholders, based on the progress and outcome of the Company’s negotiations with Parent, a number of changes in the terms and conditions of the Merger Agreement that were favorable to the Company relative to the versions initially proposed by Parent, and the fact that a number of other financial and strategic parties that had been contacted with respect to the acquisition of the Company, including Party A, had not expressed the desire or ability to participate in the strategic process at that time or submitted a proposal at a higher valuation or that would result in greater transaction consideration to the Company’s stockholders. The Company Board believed, based on the Company’s negotiations with Parent and the advice of management and its advisors, that the Offer Price was the highest amount of consideration per Share that Parent was willing to pay and that the Merger Agreement contained the most favorable terms on significant points to the Company to which Parent was willing to agree. The Company Board determined that the Offer Price was more favorable to the Company’s stockholders as compared to the alternatives reasonably available to the Company, which included filing for bankruptcy protection under Chapter 11 of the United States Bankruptcy Code or a liquidation of the Company, both of which options were not anticipated to provide any consideration to the Company’s stockholders.

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Potential Strategic Alternatives. The Company Board considered the processes run by the Company, including (i) attempting to raise capital in order to allow the Company to continue to operate as an independent public company and (ii) seeking potential acquirers through an extensive outreach process undertaken by Leerink Partners and the Company’s other financial advisors, and that, despite the significant efforts to obtain additional financing, including outreach to over 100 parties, and to identify other potential parties interested in pursuing an acquisition of the Company, no parties were identified who were interested in providing the needed capital on acceptable terms and only one other bidder emerged with a preliminary, non-binding offer to acquire the assets of the Company through a Section 363 sale as part of a Chapter 11 bankruptcy process, which such offer was significantly less attractive to the Company’s stockholders, given it would have provided no consideration to the Company’s stockholders, than the terms proposed by Parent.

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Financial Challenges and Bankruptcy or Liquidation Risk. The Company Board carefully evaluated the Company’s cash burn, its outstanding accounts payables, its lack of ability to generate additional revenue in the near-term, its financial condition and its ability to continue operating as a going concern. The Company Board recognized that the Company’s liquidity prospects were limited and that without the successful completion of the Merger, the Company faced a substantial risk of bankruptcy or liquidation (as more fully described below in the section entitled “bluebird Liquidation Analysis”), both of which were likely to result in no consideration being available for the Company’s stockholders. The Company Board determined that the transaction offered the best available path to mitigate the risk of insolvency and protect the interests of the Company’s stockholders.

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Approval of the Company’s Secured Lender. The Company Board considered the fact that Hercules, the Company’s secured lender, was willing to consent to the Merger and allow the LSA to remain in place following the closing, that any transaction that did not result in the payoff of the Company’s outstanding debt with Hercules would require the consent of Hercules and that no alternative transaction was available that either resulted in the payoff in full of the Hercules debt or that was likely to receive Hercules’ consent.

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Certainty of Upfront Value. The Company Board considered that the consideration to be received by the Company’s stockholders in the Offer and the Merger will include upfront cash, which will provide immediate liquidity and greater certainty of value to the Company’s stockholders as compared to the various risks, including access to capital to fund operating plans and cost of such capital and the financial condition of the Company, that the Company would face by remaining an independent company and pursuing its current business and financial plans, and the Company Board believed that this certainty of value was compelling compared to the uncertain long-term value creation potential, if any, of the Company’s business, taking into account the Company’s substantial risk of bankruptcy.

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Opportunity to Realize Additional Value through the CVR with Parent. The Company Board considered the fact that, in addition to the Closing Amount, the Company’s stockholders will have an opportunity to realize additional value through a potential additional cash payment of $6.84 if the milestone set forth in the CVR Agreement is achieved within the time period described therein. The Board considered that Parent, its management team and its affiliates (i) are obligated to use commercially reasonable efforts to achieve the milestone until the applicable milestone outside date set forth in the CVR Agreement and (ii) have extensive experience in biopharmaceutical product sales, particularly as such experience relates to the potential achievement of the milestone.

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Risks Relating to Remaining an Independent Public Company. The Company Board considered the Company’s prospects and risks if the Company were to remain an independent public company. The Company Board believed, taking into account the Company’s current business and financial plans and current stage of development, financial condition and cash needs, that there is a high risk of insolvency if the Company continued to operate independently and pursue its business plan on a standalone basis.

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The Potential Inability to Successfully Capitalize the Company on a Standalone Basis. The Company Board considered the risk that with the Company’s existing cash runway, the Company would need to successfully execute one or more financing transactions by the second quarter of 2025 or otherwise risk bankruptcy, that any financing transaction would most likely not be attainable in light of the Company’s unsuccessful attempts to raise funds over the prior five months, despite contacting over 100 separate potential financing sources, and, that even if financing could be obtained, it would likely be substantially dilutive to the Company’s stockholders.

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Default under Existing Debt Facilities. The Company Board considered the substantial risk that if a financing transaction or other strategic transaction were not entered into imminently, there would be a substantial risk of a default under the Company’s existing debt facilities.

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Speed and Likelihood of Completion. The Company Board considered the anticipated timing of the consummation of the transactions contemplated by the Merger Agreement, including the structure of the transaction as a cash tender offer for all outstanding Shares, with the anticipated result of allowing stockholders to receive the Offer Price in a relatively short time frame, followed by the Merger, in which stockholders who do not validly exercise appraisal rights would receive the same consideration received by those stockholders who tender their Shares in the Offer. The Company Board considered how the potential for closing within a relatively short time frame could also reduce the amount of time in which the Company’s business would be subject to the potential uncertainty inherent in the pendency of the transaction and related disruption.

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Business Reputation of Carlyle and SK Capital. The Company Board considered the business reputation, management and financial resources of Carlyle and SK Capital with respect to the transaction. The Company Board believed that these factors supported the conclusion that a transaction with Carlyle and SK Capital could be completed relatively quickly and in an orderly manner.

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Certain Net Revenue Projections. The Company Board considered certain net revenue projections for the Company prepared by the Company’s management, which reflected certain assumptions of the Company’s management, solely for the purpose of evaluating the achievability of the milestone under the CVR Agreement, which further supported the Company Board’s conclusion that the consummation of the transactions contemplated by the Merger Agreement, including the Merger, represented the highest value reasonably available to the Company’s stockholders. For further discussion, see the section of this Schedule 14D-9 captioned “Certain Unaudited Prospective Financial Net Revenue Information.”

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Opinion of Leerink Partners. The Company Board considered the opinion of Leerink Partners rendered to the Company Board on February 20, 2025, which was subsequently confirmed by delivery of a written opinion dated such date, that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the Closing Amount to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders, as more fully described below in the section entitled “Opinion of the Company’s Financial Advisor”.

•	The Merger Agreement. For the reasons noted below, the Company Board believed that the provisions of the Merger Agreement were favorable to the Company and its stockholders. In particular:

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Change in Recommendation/Termination Right. In the event the Company receives an Acquisition Proposal from a third party that did not result from a non-de minimis breach of its non-solicitation obligations under the Merger Agreement and that it determines in good faith (after consultation with its financial advisor and outside legal counsel) constitutes or is reasonably likely to lead to a Superior Proposal (each as defined in the Merger Agreement), the Company Board may, subject to certain restrictions, withdraw or change its recommendation that the Company’s stockholders tender their Shares into the Offer, or terminate the Merger Agreement, if the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with the directors’ fiduciary duties under applicable law. The Company Board may also withdraw or change its recommendation that the Company’s stockholders tender their Shares into the Offer in response to certain intervening events if the Company Board determines in good faith, after consultation with outside legal counsel, that the failure to do so would be inconsistent with the directors’ fiduciary duties under applicable law. In order for the Company Board to withdraw its recommendation or terminate the Merger Agreement, the Company Board must first provide Parent with a right to make, and to negotiate in good faith with Parent, one or more counterproposals to revise the Merger Agreement so that such change in recommendation or termination is no longer necessary pursuant to the Company Board’s fiduciary duties under applicable law, as more fully described in the Merger Agreement. In order for the Company Board to terminate the Merger Agreement to enter into an agreement with respect to such a Superior Proposal, it must concurrently pay Parent a Company Termination Fee of $1.5 million, and the Company must also pay such fee if Parent terminates the Merger Agreement in response to a change in the recommendation of the Company Board. The Company Board concluded that such provisions were adequate to allow it to consider an alternative offer in a manner consistent with its fiduciary obligations to the Company and its stockholders.

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Expense Reimbursement. The Company Board believed that the $300,000 expense reimbursement amount payable by the Company to Parent under certain circumstances relating to the termination of the Merger Agreement was reasonable if the transaction were not able to be consummated as a result of such termination.

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Extension of Offer Period. The Company Board considered that, under certain circumstances set forth in the Merger Agreement, Parent is required to extend the Offer at the request of the Company beyond the initial expiration date of the Offer or, if applicable, subsequent expiration dates, if the conditions to the consummation of the Offer are not satisfied or waived as of such date.

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Outside Date. The Company Board considered the fact that the outside date of April 25, 2025 under the Merger Agreement is expected to allow for sufficient time to consummate the transactions contemplated by the Merger Agreement, and that that outside date may be extended (i) to May 23, 2025 (the “First Extension Date”), provided that Parent pays to Hercules at the direction of the Company $1 million as a termination fee upon a termination occurring under certain circumstances after the First Extension Date but prior to the Second Extension Date (as defined herein) and (ii) further extended to June 20, 2025 (the “Second Extension Date”), provided that Parent pays to Hercules at the direction of the Company $2 million as a termination fee upon a termination occurring under certain circumstances after the Second Extension Date, in the case of each of clauses (i) and (ii), with a corresponding dollar for dollar reduction in the minimum cash thresholds set forth in the Fifth LSA Amendment in consideration of the fees payable to Hercules.

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Company Termination Fee. The Company Board believed that the $1.5 million Company Termination Fee payable by the Company to Parent if the Merger Agreement is terminated under certain circumstances, and the circumstances under which such termination fee would be payable, in each case, as provided in the Merger Agreement, was reasonable and would not unreasonably deter competing bids.

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Parent Termination Fee. The Company Board believed that the potential Parent Termination Fee, which includes (i) a $1 million fee payable by Parent if the Merger Agreement is terminated under certain circumstances after the First Extension Date, but before the Second Extension Date, or (ii) a $2 million fee payable by Parent if the Merger Agreement is terminated under certain circumstances after the Second Extension Date, in the case of each of clauses (i) and (ii), with a corresponding dollar for dollar reduction in the minimum cash thresholds set forth in the Fifth LSA Amendment in consideration of those fees, under certain circumstances relating to the termination of the Merger Agreement as a result of failure to obtain antitrust clearances as provided in the Merger Agreement, was reasonable and would sufficiently compensate the Company if the transaction were not able to be consummated as a result of the failure to obtain antitrust clearances.

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Conditions to the Consummation of the Offer and the Merger; Likelihood of Closing. The Company Board considered the reasonable likelihood of the consummation of the transactions contemplated by the Merger Agreement in light of the conditions to Parent’s obligations to accept for payment and pay the Offer Price as consideration for Shares validly tendered pursuant to the Offer and to complete the Merger under the Merger Agreement, including the fact that the parties elected to have the Merger Agreement be governed by Section 251(h) of the DGCL to enable consummation of the Merger as promptly as practicable following the consummation of the Offer.

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Antitrust Obligations. The Company Board considered that the parties must each use best efforts to cause the expiration or termination of the applicable waiting periods under any applicable antitrust laws as promptly as practicable, subject to certain exceptions.

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Enforcement. The Company Board considered the Company’s ability to obtain specific enforcement of Parent’s obligations under the Merger Agreement, Carlyle’s obligations under the Carlyle Equity Commitment Letter and SK Capital’s obligations under the SK Equity

Commitment Letter, thereby ensuring that the Company has an appropriate remedy to cause the equity funding to enable payment of the Offer Price and the Merger Consideration. Additionally, the Company Board also considered that Carlyle and SK Capital have guaranteed certain of Parent’s obligations under the Carlyle Limited Guarantee and SK Capital Limited Guarantee, respectively,

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Material Adverse Effect. The Company Board considered the provision in the Merger Agreement that various changes, conditions, events, circumstances, effects, occurrences or developments related to the Company or its business are specifically excluded from the determination of whether a material adverse effect has occurred that otherwise would permit Parent to elect not to consummate the Offer.

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Appraisal Rights. The Company Board considered the fact that the stockholders that do not tender their Shares in the Offer and who properly exercise their appraisal rights under Delaware law will be entitled to such appraisal rights in connection with the Merger.

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Equity Financing. The Company Board considered the fact that Carlyle and SK Capital have provided certain equity commitments in favor of Parent (with the Company as a third party beneficiary) to pay the Closing Amount under the Merger Agreement and that the transaction is not contingent upon any additional third-party financing.

The Company Board also considered a variety of uncertainties and risks and other potentially negative factors in its deliberations concerning the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including, but not limited to, the following:

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Stockholder Participation in Future Growth or Earnings Limited to the CVR. The nature of the Offer, the Merger and the Offer Price means that the stockholders will not participate in future earnings or growth of the Company other than any payment in respect of the CVR, and will not benefit from any other appreciation in value of the Surviving Corporation.

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Risk Associated with Failure to Complete the Offer and Consummate the Merger. The possibility that the transactions contemplated by the Merger Agreement, including the Offer and the Merger, might not be consummated, and the fact that if the Offer and the Merger are not consummated, (i) the Company’s directors, senior management and other employees will have expended extensive time and effort and will have experienced significant distractions from their work during the pendency of the transaction, (ii) the Company will have incurred significant transaction costs, (iii) the Company’s continuing business relationships with consultants, licensors, business partners and employees may be adversely affected, (iv) the trading price of the Shares could be adversely affected and (v) the market’s perceptions of the Company’s prospects could be adversely affected.

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Interim Restrictions on Business Pending the Completion of the Offer and the Merger. Restrictions on the conduct of the Company’s business prior to the Effective Time due to pre-closing covenants in the Merger Agreement, whereby the Company agreed that it will carry on its business in all material respects in the ordinary course of business consistent with past practice and, subject to specified exceptions, will not take a number of actions related to the conduct of its business without the prior written consent of Parent, which may have a material adverse effect on the Company’s ability to respond to changing market and business conditions in a timely manner or at all.

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No Solicitation and Termination Fee. Subject to certain exceptions, the Merger Agreement precludes the Company from soliciting alternative Acquisition Proposals (as defined in the Merger Agreement), and requires the Company to pay to Parent a Company Termination Fee in certain circumstances as described above, as well as in certain circumstances in which the Merger Agreement is terminated when an alternative proposal (i) becomes publicly known or (ii) is made to the Company Board or senior management of the Company, and in each case, is not withdrawn or otherwise abandoned without qualification at least three (3) business days prior to the Expiration Time, and the Company later enters into an agreement with respect to such alternative proposal or consummates an alternative transaction within twelve (12) months of such termination.

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Risks That the Milestone Payment Under the CVR Might Not Be Paid. Although there is an obligation for Parent and its affiliates to use certain efforts to achieve the milestone specified in the CVR Agreement, the Company Board considered that it is possible that such milestone might not be achieved at all or prior to the milestone’s outside date, which will occur on December 31, 2027, such that no payment would be made with respect to the CVR.

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Effects of Transaction Announcement. The Company’s pre-announcement trading price and the effect of the public announcement of the Merger Agreement, including the potential impacts on the Company’s ongoing business relationships and the Company’s ability to attract and retain key management and sales and R&D personnel during the pendency of the transactions contemplated by the Merger Agreement, as well as the likelihood of litigation in connection with the Merger.

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Timing Risks. The amount of time it could take to complete the Offer and the Merger, including the risk that Parent may not receive the necessary regulatory approvals or clearances to complete the Offer or the Merger, or that governmental authorities could attempt to condition their approvals or clearances of the Offer or the Merger on one or more of the parties’ compliance with certain burdensome terms or conditions, which may cause one or more of the Offer conditions not to be satisfied.

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Risk of Default under the LSA. In the event the Merger does not close prior to the outside date under the Merger Agreement, as extended subject to certain conditions, or at all, the Company may be in immediate default under the terms of the LSA and will be at substantial risk of defaulting on its debt covenants thereunder unless it can raise additional funding in order to continue as a going concern.

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Taxable Consideration. The gains from the consideration to be received by the stockholders in the Offer and the Merger will generally be taxable to the stockholders for U.S. federal income tax purposes.

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Other Interests. The possibility that the Company’s officers and directors may have interests in the transactions contemplated by the Merger Agreement that are different from, or in addition to, those of the Company’s other stockholders.

The foregoing discussion of the information and factors considered by the Company Board is intended to be illustrative and not exhaustive, but includes the material reasons and factors considered by the Company Board in reaching its conclusions and recommendation in relation to the Offer, the Merger, the Merger Agreement, the CVR Agreement and the transactions proposed thereby. In view of the wide variety of reasons and factors considered and the complexity of these matters, the Company Board did not find it practical to, and did not, quantify or otherwise assign relative weights to the specified factors considered in reaching its determinations or the reasons for such determinations. Individual directors may have given differing weights to different factors or may have had different reasons for their ultimate determination. In addition, the Company Board did not reach any specific conclusion with respect to any of the factors or reasons considered. Instead, the Company Board conducted an overall analysis of the factors and reasons described above and determined in its business judgment that, in the aggregate, the potential benefits of the Offer and the Merger to the stockholders of the Company outweighed the risks or potential negative consequences.

Certain Unaudited Prospective Net Revenue Information

bluebird does not, as a matter of course, publicly disclose internal projections of its future financial performance, revenue, earnings or other results due to, among other reasons, the unpredictability and uncertainty of the underlying assumptions and estimates. In connection with discussions regarding the proposed Offer and Merger, bluebird management provided certain unaudited prospective net revenue information (the “Net Revenue Projections”) to the Company Board in connection with its evaluation of the Offer and the Merger. The Net Revenue Projections reflect a risk-adjusted outlook and were based on certain assumptions about the future financial performance of the Company’s gene therapy products, including sales ramp, pricing, reimbursement, market size, market share, competition, contractual relationships, payer and channel discounts and other relevant factors. The Net Revenue Projections assume, for illustrative purposes, that the Company would complete a hypothetical equity raise in 2025 that would provide sufficient capital for the Company to operate on a standalone basis in accordance with its business plan, even though, as described in the section entitled “– Background and Reasons for the Company Board’s Recommendation – Reasons for the Recommendation of the Company Board”, the Company was unsuccessful in securing such additional financing despite significant efforts.

The Net Revenue Projections were not prepared with a view toward compliance with published guidelines of the SEC regarding projections and forward-looking statements or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. The Net Revenue Projections included in this document have been prepared by, and are the responsibility of, bluebird management. Ernst & Young LLP has not audited, reviewed, examined, compiled nor applied agreed-upon procedures with respect to the accompanying Net Revenue Projections and, accordingly, Ernst & Young LLP does not express an opinion or any other form of assurance with respect thereto.

To give the Company’s stockholders access to certain nonpublic information that was available to the Company Board at the time of the Company Board’s evaluation of the transactions contemplated by the Merger Agreement and CVR Agreement, we have included the Net Revenue Projections below. The Net Revenue Projections were developed by Company management assuming continued standalone operation with sufficient capital to operate on a standalone basis in accordance with its business plan, and did not give effect to any changes or expenses as a result of the transactions contemplated by the Merger Agreement and CVR Agreement. The Net Revenue Projections were not prepared with a view toward public disclosure or compliance with published guidelines of the SEC or the guidelines established by American Institute of Certified Public Accountants for preparation and presentation of prospective financial information or U.S. generally accepted accounting principles (“GAAP”). The Company’s independent registered public accounting firm has not compiled, examined, audited or performed any procedures with respect to the Net Revenue Projections, and has not expressed any opinion or any other form of assurance on this information or its achievability.

The inclusion of the Net Revenue Projections in this Schedule 14D-9 should not be regarded as an indication that the Company Board, the Company, Leerink Partners, Parent, Merger Sub, any of their affiliates or any director, officer, or employee of the foregoing, or any other recipient of this information considered, or now considers, the Net Revenue Projections to be a reliable prediction of future results or any actual future events. None of the Company, Leerink Partners, Parent, Merger Sub, any of their respective affiliates, or any director, officer, or employee of the foregoing intends to, and each of them disclaims any obligations to, update, revise or correct the Net Revenue Projections if they are or become inaccurate (in the long term or the short term), except as may be required by applicable laws.

The Company’s actual future financial results may differ materially from those expressed or implied in the Net Revenue Projections due to numerous factors, including many that are beyond our ability to control or predict. We cannot assure you that any of the Net Revenue Projections will be realized or that the Company’s future financial results will not materially vary from the Net Revenue Projections. Furthermore, while presented with numerical specificity, the Net Revenue Projections necessarily are based on numerous assumptions, many of which are beyond our control and are difficult to predict, including general business, economic, regulatory, market and financial conditions, as well as matters specific to our business, such as future business initiatives and changes to our business model for which we have no historical financial data, which assumptions may not prove to have been, or may no longer be, accurate. The Net Revenue Projections do not take into account any circumstances or events occurring after the date they were prepared, including the February 21, 2025 announcement of the transactions contemplated by the Merger Agreement and the CVR Agreement or subsequent integration planning activities, and have not been updated since their respective dates of preparation. In addition, the Net Revenue Projections do not take into account any adverse effects that may arise out of the termination of the transactions contemplated by the Merger Agreement and the CVR Agreement, and should not be viewed as accurate or continuing in that context.

The Net Revenue Projections were prepared in the context of the business, economic, regulatory, market and financial conditions that existed at that time, and the Net Revenue Projections have not been updated to reflect changes in such conditions, revised prospects for our business or any other transaction or event that has occurred or that may occur and that was not anticipated at the time the Net Revenue Projections were prepared. The Net Revenue Projections cover many years, and such information by its nature becomes less reliable with each successive year. The Net Revenue Projections should not be utilized as public guidance and will not be provided in the ordinary course of our business in the future.

The inclusion of the Net Revenue Projections below should not be deemed an admission or representation by the Company, Leerink Partners, Parent, Merger Sub or any of their respective affiliates with respect to such Net Revenue Projections or that the Net Revenue Projections included are viewed by the Company, Leerink Partners, Parent, Merger Sub or any of their respective affiliates as material information regarding the Company. The Company views any utility of the Net Revenue Projections as limited by the inherent risks and uncertainties associated with such Net Revenue Projections.

The information from the Net Revenue Projections should be evaluated, if at all, in conjunction with the historical financial statements and other information regarding the Company contained in our public filings with the SEC. In light of the foregoing factors and the uncertainties inherent in the Net Revenue Projections, stockholders are cautioned not to place undue, if any, reliance on the Net Revenue Projections included in this Schedule 14D-9, including in making a decision as to whether to tender their Shares in the Offer.

The following table sets forth the Net Revenue Projections provided to the Company Board in connection with its evaluation of the Offer and the Merger.

	2024	2025	2026	2027	2028	2029
	($ in millions)
Net Revenue	$81.4	$311.7	$431.1	$670.4	$1,046.3	$1,374.5

“Net Revenue” is defined as gross product revenue reduced by outcomes-based rebates, other rebates, distributor fees, and certain third-party logistics costs. Rebates are based on contractual arrangements or statutory requirements and include amounts due to Medicaid agencies and third-party payers; such amounts vary by product and payer. Distribution fees are paid to specialty distributors and specialty pharmacies in connection with the sales of our product. Third party logistics costs include warehouse, handling, transportation costs, distribution expenses, special packaging, freight, postage, shipping and insurance expenses.

The Net Revenue Projections were based on numerous variables and assumptions, including the following key assumptions:

•	Yearly drug infusions totaling 143, 214, 338, 532 and 702 in 2025-2029 respectively across all three products combined

•	Combined gross to net deductions of 27%, 33%, 35%, 36%, and 36% in 2025-2029 respectively

•	Maintain wholesale acquisition cost of $3.1 million for Lyfgenia, $3.0 million for Skysona, and $2.8 million for Zynteglo

•	Manufacturing and testing capacity increases adequately to achieve the target drug volumes, and the receipt of applicable regulatory approvals

•	Implementation and approval of various planned manufacturing improvement initiatives

•	The Company completes a hypothetical equity raise in 2025 that would provide sufficient capital for the Company to operate on a standalone basis in accordance with its business plan, even though, as described in the section entitled “– Background and Reasons for the Company Board’s Recommendation – Reasons for the Recommendation of the Company Board”, the Company was unsuccessful in securing such additional financing despite significant efforts.

The Net Revenue Projections in this section do not give effect to the Offer and the Merger, or the plans of Carlyle and SK Capital for the Company after the Offer and the Merger, nor do they take into account the effect of any failure of the Offer and the Merger to occur. Actual results may differ materially from those contained in the Net Revenue Projections. For all the reasons discussed in this section, there can be no assurance that the Net Revenue Projections in this section will be realized, or that the milestone under the CVR Agreement will be achieved.

The Net Revenue Projections are forward-looking statements. For information on factors that may cause the Company’s future results to materially vary, see “Item 8. Additional Information – Cautionary Statement Regarding Forward-Looking Statements.”

bluebird Liquidation Analysis

In connection with the evaluation of the Offer and the Merger by the Company Board, bluebird management prepared and presented an analysis regarding a potential liquidation of the Company (the “bluebird Liquidation Analysis”) as a potential alternative to the Offer and the Merger.

The inclusion of the bluebird Liquidation Analysis should not be deemed an admission or representation by bluebird or any of its officers, directors, affiliates, advisors, or other representatives with respect to the bluebird Liquidation Analysis. The liquidation analysis is not included to influence your views on the Offer and the Merger, the Merger Agreement and the transactions contemplated thereby and is summarized in this Schedule 14D-9 solely to provide stockholders access to certain information considered by the Company Board in connection with its evaluation of the Offer and the Merger, the Merger Agreement and the transactions contemplated thereby and provided to Leerink Partners, which was authorized and directed to rely upon the bluebird Liquidation Analysis for purposes of its opinion to the Company Board. Any estimates contained in the bluebird Liquidation Analysis are not necessarily indicative of actual values or predictive of future results or values, which could have been significantly more or less favorable than as set forth below. In addition, analyses relating to the liquidation value of the Company do not purport to be appraisals or reflect the prices at which the Company’s common stock may actually be valued or traded. The assumptions and estimates used in, and the results derived from, the bluebird Liquidation Analysis are hypothetical, and are thus, inherently subject to substantial uncertainty.

The bluebird Liquidation Analysis speaks only as to the date on which it was generated, and the Company undertakes no obligation to update or otherwise revise or reconcile the bluebird Liquidation Analysis to reflect circumstances existing after the date the bluebird Liquidation Analysis was generated or to reflect the occurrence of future events. The Company does not intend to make publicly available any update or other revisions to the liquidation analysis, except as otherwise required by law. In light of the foregoing factors and the uncertainties inherent in estimated cash balances, stockholders are cautioned not to place undue reliance, if any, on the bluebird Liquidation Analysis.

The bluebird Liquidation Analysis does not account for potential liabilities of the Company that cannot be reasonably estimated or quantified, including potential risks and uncertainties associated with pursuing a winding down and liquidation of the Company. Such liabilities could materially affect the cash amounts that, in the event of a liquidation or dissolution of Company, may be distributed to stockholders as permitted under applicable law.

The below summary is included solely to give stockholders access to the bluebird Liquidation Analysis evaluated by the Company Board, and is not included in this Schedule 14D-9 to influence a stockholder’s decision whether or not to tender Shares in the Offer, or for any other purposes.

The bluebird Liquidation Analysis was prepared by management in December 2024 to assess the implications of a consensual wind-down of the Company’s operations beginning in February 2025. The bluebird Liquidation Analysis assumed: a wind-down would commence at the end of January 2025 and would take place over a period of approximately four months; the Company’s factoring agreement would remain in place and the Company would receive payments from the factoring agreement of $15.7 million in each of the first three months and $2.6 million in the fourth month; 5% of patients would cancel treatment due to the Company’s circumstances; a portion of Medicaid and third-party payor rebates would be payable; vendors would be reimbursed or paid negotiated amounts; payment of legal and financial advisory fees in connection with the wind-down; release of the security deposit in connection with the termination of the sublease from Aventis Inc.; remaining employees would receive full salary plus retention pay; and all employees would receive severance in accordance with the Company’s severance policy.

•	Beginning Cash: The bluebird Liquidation Analysis estimated beginning cash of $47.5 million.

•

Cash Inflows During Wind-Down: The bluebird Liquidation Analysis estimated cash inflows over the wind-down period of $60.4 million, consisting of $49.8 million of collections from the factoring agreement, $5.5 million of deferred payments from the factoring agreement, $3.2 million of deferred amount from factoring on pre-wind-down sales and $1.9 million of other asset sales.

•

Cash Outflows During Wind-Down: The bluebird Liquidation Analysis estimated cash outflows during the wind-down period of $53.5 million, consisting of $14.2 million of CMO/CTO costs, $8.3 million of supply chain and patient services costs, $13.5 million of active employee costs and vacation payouts and $17.6 million of rebates, facilities wind down, professional fees and other costs. As a result, the net cash flows to be generated during the wind-down period was estimated to be $6.8 million.

•	Release of Sanofi Deposit: The bluebird Liquidation Analysis estimated the release of the $40.1 million deposit with Sanofi.

•	Severance Payments: The bluebird Liquidation Analysis estimated $11.8 million of severance payments to employees.

•

Repayment of Term Loan: The bluebird Liquidation Analysis assumed the payment of $83.2 million under the term loan with Hercules Capital, Inc. (“Hercules”), consisting of principal, accrued pay-in-kind interest, the prepayment fee and the end of term fee.

The bluebird Liquidation Analysis added the $6.8 million of net cash flows estimated to be generated during the wind-down period and the release of the $40.1 million deposit held by Sanofi to the Company’s beginning cash balance of $47.5 million, and subtracted the payment of $11.8 million of severance to the Company’s employees, resulting in $82.6 million of cash at the end of the wind-down period before payments to creditors. After payment of the $83.2 million owed to Hercules, no cash would be available for payments to unsecured creditors or distributions to stockholders. The bluebird Liquidation Analysis concluded that a consensual wind-down of the Company’s operations would likely result in the Company having no cash to distribute to stockholders, which is less than the cash to be paid to stockholders in the Offer and the Merger.

Opinion of Leerink Partners LLC

Unless the context requires otherwise, capitalized terms used but not defined in this “—Opinion of Leerink Partners LLC” shall have the meaning ascribed to such term in Annex I.

Introduction

The Company retained Leerink Partners as its exclusive financial advisor in connection with the merger and the other transactions contemplated by the Merger Agreement. In connection with this engagement, the Company Board requested that Leerink Partners evaluate the fairness, from a financial point of view, to the holders of Shares (other than Excluded Shares (as defined below)) of the Closing Amount (as defined below) proposed to be paid to such holders, pursuant to the terms of the Merger Agreement. For purposes of this summary of Leerink

Partners’ opinion, (a) “Excluded Shares” means Canceled Company Shares and Dissenting Company Shares; and (b) “Closing Amount” means $3.00 per Share in cash, payable subject to any applicable tax withholding and without interest.

On February 20, 2025, Leerink Partners rendered to the Company Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated February 20, 2025, that, as of such date and based upon and subject to the various assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, the Closing Amount proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of the written opinion of Leerink Partners, dated February 20, 2025, which describes the assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion, is attached as Annex I and is incorporated herein by reference. The summary of the written opinion of Leerink Partners set forth below is qualified in its entirety by the full text of the written opinion attached hereto as Annex I. Leerink Partners’ financial advisory services and opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of the Company Board’s consideration of the Transaction and the opinion of Leerink Partners addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares) of the Closing Amount proposed to be paid to such holders pursuant to the terms of the Merger Agreement. The opinion of Leerink Partners did not address any other term or aspect of the Merger Agreement or the Transaction and does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder should vote (if applicable) with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

The full text of the written opinion of Leerink Partners should be read carefully in its entirety for a description of the assumptions made, and the qualifications and limitations upon the review undertaken by Leerink Partners in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Leerink Partners reviewed, among other things:

•	a draft of the Merger Agreement, as provided to Leerink Partners by the Company on February 20, 2025;

•	a draft of the CVR Agreement, as provided to Leerink Partners by the Company on February 19, 2025;

•	the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as filed by the Company with the SEC;

•	the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, June 30 and September 30, 2024, as filed by bluebird with the SEC;

•	certain Current Reports on Form 8-K, as filed by the Company with, or furnished by the Company to, the SEC; and

•

certain internal information, primarily consisting of the bluebird Liquidation Analysis described above under “– bluebird Liquidation Analysis,” as furnished to Leerink Partners by the management of bluebird and approved by management for use by Leerink Partners, which are collectively referred to in this summary of Leerink Partners’ opinion as the “Internal Data.”

Leerink Partners also conducted discussions with members of the senior management and representatives of the Company regarding such Internal Data. In addition, Leerink Partners considered the results of its efforts on behalf of the Company to solicit, at the direction of the Company, indications of interest from third parties with respect to a possible acquisition of or business combination with the Company. Leerink Partners also conducted such other financial studies and analyses and took into account such other information as it deemed appropriate.

At the direction of the Company, Leerink Partners did not consider the Company’s standalone business plan for purposes of its opinion. The Company advised Leerink Partners that it was unable to fund its standalone business plan and that its plan in the absence of a sale or merger of the Company was to pursue a wind-down of the Company. In this regard, Leerink Partners noted that its efforts on behalf of the Company to solicit, at the direction of the Company, indications of interest from third parties with respect to providing financing in order to execute the Company’s standalone business plan did not result in any offers to participate in a proposed financing that were deemed acceptable by the Company.

Leerink Partners assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Leerink Partners for purposes of its opinion and, with the Company’s consent, Leerink Partners relied upon such information as being complete and accurate. In that regard, Leerink Partners assumed, at the Company’s direction, that the Internal Data had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and Leerink Partners relied, at the Company’s direction, on the Internal Data for purposes of its analysis and opinion. Leerink Partners expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Company’s direction, Leerink Partners did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Leerink Partners furnished with any such evaluation or appraisal, and Leerink Partners was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Furthermore, at the Company’s direction, Leerink Partners ascribed no value to the CVR Amount payable pursuant to the CVR Agreement.

Leerink Partners assumed, at the Company’s direction, that the final executed Merger Agreement and CVR Agreement would not differ in any respect material to Leerink Partners’ analysis or its opinion from the last versions of the Merger Agreement and CVR Agreement reviewed by Leerink Partners. Leerink Partners also assumed, at the Company’s direction, that the representations and warranties made by the Company, Parent and Merger Sub in the Merger Agreement were and would continue to be true and correct in all respects material to Leerink Partners’ analysis. Furthermore, Leerink Partners assumed, at the Company’s direction, that the Transaction would be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Leerink Partners’ analysis or its opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change would be imposed, the effect of which would be material to Leerink Partners’ analysis or its opinion. Leerink Partners did not evaluate and did not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Leerink Partners is not a legal, regulatory, tax or accounting advisor, and Leerink Partners expressed no opinion as to any legal, regulatory, tax or accounting matters. Leerink Partners expressed no view or opinion as to the price or range of prices at which the shares of stock or other securities or instruments of the Company or any third party may trade at any time, including subsequent to the announcement or consummation of the Transaction.

The opinion of Leerink Partners expressed no view as to, and did not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. The opinion of Leerink Partners was limited to and addressed only the fairness, from a financial point of view, as of the date of the opinion, to the holders of Shares of the Closing Amount proposed to be paid to such holders pursuant to the terms of the Merger Agreement. Leerink Partners was not asked to, and Leerink Partners did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement, the CVR Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, the form or any other terms of the CVR, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Leerink Partners expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any other party, or class of such persons in connection with the Transaction, whether relative to the Closing Amount proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the terms of the Merger Agreement or otherwise. The opinion of Leerink Partners was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Leerink Partners as of, the date of its written opinion, and Leerink Partners does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of the opinion. Leerink Partners’ opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or how such stockholder should vote (if applicable) with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

Leerink Partners’ financial advisory services and its opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of the opinion of Leerink Partners was approved by the Leerink Partners LLC Fairness Opinion Review Committee.

Summary of Financial Analyses by Leerink Partners LLC

The summary below of the financial analyses of Leerink Partners is not a complete description of the opinion of Leerink Partners or the underlying analyses, or of the factors considered in connection with, the opinion of Leerink Partners. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description.

Leerink Partners arrived at its opinion based on the results of all analyses undertaken by it and factors assessed as a whole, and it did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis for purposes of its opinion. Accordingly, Leerink Partners believes that its analyses must be considered as a whole and that selecting portions of such analyses and factors, without considering all analyses and factors, could create a misleading or incomplete view of the processes underlying such analyses and Leerink Partners’ opinion.

In its analyses, Leerink Partners considered industry performance, general business, economic, market and financial conditions and other matters existing as of the date of its opinion, many of which are beyond the control of the Company. An evaluation of these analyses is not entirely mathematical; rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the results of any particular analysis.

The estimates contained in the analyses of Leerink Partners and the valuation ranges resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by such analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold or acquired. Accordingly, the estimates used in, and the results derived from, the analyses of Leerink Partners are inherently subject to substantial uncertainty.

Leerink Partners was not requested to, and did not, recommend or determine the specific consideration payable in the Transaction. The type and amount of consideration payable in the Transaction was determined through negotiations between the Company and Parent and the Company’s decision to enter into the Merger Agreement was solely that of the Company Board. The opinion of Leerink Partners was only one of many factors considered by the Company Board in their evaluation of the Transaction and should not be viewed as determinative of the views of the Company Board or the management of the Company with respect to the Transaction, the Closing Amount, the CVR or any other aspect of the transactions contemplated by the Merger Agreement.

The following is a summary of the material financial analyses reviewed with the Company Board and performed by Leerink Partners in connection with its opinion, which was rendered orally to the Company Board on February 20, 2025, and subsequently confirmed by delivery of a written opinion dated February 20, 2025. The summary set forth below does not purport to be a complete description of the financial analyses performed by, and underlying the opinion of, Leerink Partners. Future results may be different from those described and such differences may be material. For purposes of the analyses described below, Leerink Partners was directed to rely upon the Internal Data.

At the Company’s direction, Leerink Partners did not consider the Company’s standalone business plan for purposes of its analysis or opinion. The Company advised Leerink Partners that it was unable to fund its standalone business plan and that its plan in the absence of a sale or merger of the Company was to pursue a wind-down of the company. Accordingly, Leerink Partners concluded, in the exercise of its professional judgment, that traditional valuation methodologies typically used for purposes of valuing a business as a going concern were not applicable to the Company.

Liquidation Analysis

Leerink Partners conducted an analysis of the Closing Amount proposed to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement. As described above, Leerink Partners did not consider the Company’s standalone business plan for purposes of its analysis or opinions. The Company’s management furnished to Leerink Partners a wind-down analysis prepared by management of bluebird, as described in more detail under “– bluebird Liquidation Analysis” and directed Leerink Partners to rely upon the bluebird Liquidation Analysis for purposes of its analysis and opinion. The bluebird Liquidation Analysis reflected that, in a wind-down of the company, the Company’s liabilities substantially exceeded its assets and that no amounts would be available for distribution to holders of Shares (i.e., holders of Shares would receive $0).

Leerink Partners compared the results of the bluebird Liquidation Analysis ($0 per Share) to the Closing Amount of $3.00 per Share.

General

Leerink Partners LLC is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. Leerink Partners has in the past provided certain investment banking services to the Company, Parent and their affiliates unrelated to the Transaction, for which Leerink Partners received customary compensation. In the ordinary course of business, Leerink Partners may, in the future, provide investment banking services to the Company, Parent, or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of its trading and brokerage activities, Leerink Partners has in the past and may in the future hold positions, for its own account or the accounts of its customers, in equity, debt or other securities of the Company, Parent or their respective affiliates. Consistent with applicable legal and regulatory requirements, Leerink Partners has adopted policies and procedures to establish and maintain the independence of its research department and personnel. As a result, Leerink Partners’ research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to the Company, Parent, and the Transaction and other participants in the Transaction that differ from the views of Leerink Partners’ investment banking personnel.

The Company Board selected Leerink Partners as its exclusive financial advisor in connection with the Transaction based on Leerink Partners’ familiarity with the Company and its business, as well as its experience and expertise in the pharmaceutical industry. Leerink Partners is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction.

In connection with Leerink Partners’ services as a financial advisor to the Company, the Company has agreed to pay Leerink Partners an aggregate fee of $3.0 million, $1.0 million of which became payable upon the rendering by Leerink Partners of its opinion. In addition, the Company has agreed to reimburse certain of Leerink Partners’ expenses arising, and to indemnify Leerink Partners against certain liabilities that may arise, out of Leerink Partners’ engagement. The terms of the fee arrangement between Leerink Partners and the Company, which are customary in transactions of this nature, were negotiated at arm’s length between Leerink Partners and the Company, and the Company Board was aware of the arrangement, including the fact that a significant portion of the fee payable to Leerink Partners is contingent upon the completion of the Transaction.

Intent to Tender.

To the knowledge of the Company after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by such person or entity pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director or affiliate acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

The Company Board selected Leerink Partners as its exclusive financial advisor in connection with the Transaction based on Leerink Partners’ reputation and experience. Leerink Partners is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transaction.

In connection with Leerink Partners’ services as the financial advisor to the Company Board, the Company has agreed pursuant to its engagement letter with Leerink Partners, to pay Leerink Partners a transaction fee of $3.0 million, $1.0 million of which became payable upon the rendering by Leerink Partners of its opinion. In addition, the Company has agreed to reimburse certain of Leerink Partners’ expenses arising, and to indemnify Leerink Partners against certain liabilities that may arise, out of Leerink Partners’ engagement.

Neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the Company stockholders on its behalf with respect to the Transactions.

Item 6. Interest in Securities of the Subject Company.

No transactions in the Shares have been effected during the past 60 days by the Company, or, to the Company’s knowledge after making reasonable inquiry, by any of the directors, executive officers or affiliates of the Company, except for transactions in the ordinary course of business in connection with the Company’s employee benefit plans as set forth below.

Name of Person	Transaction Date	Number of Shares	Sale, Purchase or Exercise Price per Share (If Applicable)	Nature of Transaction
Andrew Obenshain	January 6, 2025	140	$9.24	Sale to cover withholding taxes upon vesting of Company RSUs pursuant to an existing Rule 10b5-1 trading plan
Richard A. Colvin	January 6, 2025	19	$9.24	Sale to cover withholding taxes upon vesting of Company RSUs pursuant to an existing Rule 10b5-1 trading plan
Richard A. Colvin	February 3, 2025	64	$7.3925	Sale to cover withholding taxes upon vesting of Company RSUs pursuant to an existing Rule 10b5-1 trading plan
Joseph Vittiglio	February 3, 2025	238	$7.3925	Sale to cover withholding taxes upon vesting of Company RSUs pursuant to an existing Rule 10b5-1 trading plan
Thomas J. Klima	February 3, 2025	122	$7.3925	Sale to cover withholding taxes upon vesting of Company RSUs pursuant to an existing Rule 10b5-1 trading plan
Andrew Obenshain	February 3, 2025	86	$7.3925	Sale to cover withholding taxes upon vesting of Company RSUs pursuant to an existing Rule 10b5-1 trading plan
Andrew Obenshain	February 10, 2025	763	$0.00	Represents shares earned from a Company PSU based on the satisfaction of certain performance conditions
Andrew Obenshain	March 3, 2025	921	$3.9194	Sale to cover withholding taxes upon vesting of Company RSUs pursuant to an existing Rule 10b5-1 trading plan
Thomas J. Klima	March 3, 2025	500	$3.9194	Sale to cover withholding taxes upon vesting of Company RSUs pursuant to an existing Rule 10b5-1 trading plan
Richard A. Colvin	March 3, 2025	584	$3.9194	Sale to cover withholding taxes upon vesting of Company RSUs pursuant to an existing Rule 10b5-1 trading plan

(1)	The number of shares and sale price per share have been adjusted to reflect a 1-for-20 reverse stock split effected by bluebird on December 12, 2024.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, (a) the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in: (i) a tender offer for or other acquisition of the Company’s securities by the Company or any other person; (ii) any extraordinary transaction such as a merger, reorganization or liquidation, involving the Company; (iii) any purchase, sale or transfer of a material amount of assets of the Company; or (iv) any material change in the present dividend rates or policy, or indebtedness or capitalization of the Company, and (b) there are no transactions, board resolutions or agreements in principle or signed contracts in response to the Offer that relate to, or would result in, one or more of the events referred to in clause (a) of this paragraph.

Item 8. Additional Information.

Golden Parachute Compensation.

This section sets forth the information required by Item 402(t) of Regulation S-K regarding the compensation for each of our named executive officers that is based on or otherwise relates to the Merger. This compensation is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. The amounts set forth in the table below are estimates based on multiple assumptions that may or may not actually occur, including assumptions described in this Schedule 14D-9 and in the footnotes to the table. As a result, the actual amounts, if any, that a named executive officer receives may materially differ from the amounts set forth in the table below. For purposes of this disclosure, “single-trigger” refers to payments and benefits that arise solely as a result of the completion of the Merger and “double-trigger” refers to payments and benefits that require two conditions, which are the completion of the Merger and a qualifying termination of employment.

The table below assumes the following:

•	the Effective Time will have occurred on February 24, 2025;

•

for purposes of the amounts shown in the columns entitled “Cash” and “Perquisites/Benefits,” the employment of each named executive officer will be terminated immediately following the Effective Time without “cause” or by the named executive officer for “good reason” (each, a “qualifying termination” and each, as defined in each named executive officer’s employment agreement), entitling the named executive officer to receive severance payments and benefits under the applicable employment agreement;

•	the consummation of the Merger constitutes a “change in control” or “sale event” for purposes of the applicable compensation plan or agreement;

•	the named executive officer’s base salary rate and target annual bonus (as a percentage of base salary) remains unchanged from that in effect as of February 24, 2025;

•

each named executive officer’s outstanding equity awards are those that are outstanding and unvested as of February 24, 2025 and will be treated in accordance with the Merger Agreement such that outstanding Company RSUs will accelerate in full, outstanding Company PSUs will accelerate in accordance with the terms thereof and the award agreements thereunder and each Company Option that is outstanding and unexercised will be canceled and terminated without any consideration payable therefor;

•	no named executive officer receives any additional equity grants on or prior to the Effective Time that will vest on or prior to the Effective Time;

•	the amount payable per CVR is $6.84, in cash, without interest, which is the maximum amount payable under each CVR;

•	each named executive officer will receive payment of COBRA premiums, as applicable, for the maximum eligible period;

•	no cutback or reduction will be necessary to mitigate the impact of Sections 280G and 4999 of the Internal Revenue Code; and

•	no named executive officer enters into a new agreement, amends an existing agreement or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits.

For a narrative description of the terms and conditions applicable to the payments quantified in the table below, see the subsections of “Item 3. Past Contacts, Transactions, Negotiations and Agreements.” The amounts shown in the table below do not include the payments or benefits that would have been earned on or prior to the Effective Time, or the value of payments or benefits that are not based on or otherwise related to the Merger.

Name(1)	Cash ($)(2)	Equity ($)(3)	Perquisites/ Benefits ($)(4)	Total ($)
Andrew Obenshain	1,168,000	261,635	45,553	1,475,188
Richard A. Colvin, M.D., Ph.D.	739,500	80,983	45,553	866,036
Thomas J. Klima	740,950	81,446	45,553	867,949

(1)

Under the relevant SEC rules, we are required to provide information in this table with respect to our “named executive officers,” who are generally the individuals whose compensation was required to be reported in the Summary Compensation Table of our most recent proxy statement.

(2)

The amount for each named executive officer represents the “double-trigger” cash severance payments to which the named executive officer may become entitled under the named executive officer’s employment agreement in connection with a qualifying termination during the period that is within 12 months after a change in control (the “change in control period”). The amounts shown in this column do not reflect any potential reduction for “garden leave” payments under applicable state law, as described in further detail in the section to this Schedule 14D-9 captioned “- Arrangements with Current Executive Officers and Directors of the Company—Severance Benefits and Certain Other Terms in Employment Agreements of Executive Officers.” The cash severance payments will be made in a lump sum in an amount equal to (a) the named executive officers’ current base salary, plus (b) 100% of the named executive officer’s target annual incentive compensation. The following table quantifies each separate form of cash severance compensation included in the aggregate total reported in this column:

Name	Base Salary Severance ($)	Bonus Severance ($)	Total ($)
Andrew Obenshain	730,000	438,000	1,168,000
Richard A. Colvin, M.D., Ph.D.	510,000	229,500	739,500
Thomas J. Klima	511,000	229,950	740,950

(3)

This amount represents “single trigger” vesting acceleration of outstanding Company RSUs and Company PSUs granted pursuant to the Company’s 2023 Incentive Award Plan, 2013 Stock Option and Incentive Plan and 2021 Inducement Plan, as applicable, which are held by the named executive officers and will accelerate as of the Effective Time without regard to any termination of employment.

The value of the Company RSUs equals (i) the number of Shares underlying the Company RSUs multiplied by the Closing Amount ($3.00), plus (ii) with respect to each Share underlying the Company RSUs, $6.84, which is the maximum amount payable under a CVR in the event the milestone under the CVR Agreement is achieved. The value of the Company PSUs equals (i) the number of Shares underlying the Company PSUs (determined based on achievement of the greater of target and an estimate of actual performance as of February 24, 2025) multiplied by the per share Closing Amount ($3.00), plus (ii) with respect to each Share underlying the Company PSUs (determined based on achievement of the greater of target and an estimate of actual performance as of February 24, 2025), $6.84, which is the maximum amount payable under a CVR in the event the milestone under the CVR

Agreement is achieved. The forgoing treatment of equity awards of the named executive officers is further described in the section of this proxy statement entitled “– Arrangements with Current Executive Officers and Directors of the Company – Effect of the Offer and the Merger on Stock Awards – Generally.” The estimated value of Company RSUs and Company PSUs is shown in the table below (with Company PSUs shown based on achievement of the greater of target and an estimate of actual performance as of February 24, 2025).

Name	Number of Shares Subject to Unvested Company RSUs (#)	Cash Consideration for Unvested Company RSUs ($)	Number of CVRs Issued in Respect of Unvested Company RSUs (#)	Maximum Cash Payment for CVRs Issued in Respect of Unvested Company RSUs ($)	Number of Shares Subject to Unvested Company PSUs (#)	Cash Consideration for Unvested Company PSUs ($)	Number of CVRs Issued in Respect of Unvested Company PSUs (#)	Maximum Cash Payment for CVRs Issued in Respect of Unvested Company PSUs ($)	Total ($)
Andrew Obenshain	9,260	27,780	9,260	63,338	17,329	51,987	17,329	118,530	261,635
Richard A. Colvin, M.D., Ph.D.	5,730	17,190	5,730	39,193	2,500	7,500	2,500	17,100	80,983
Thomas J. Klima	5,777	17,331	5,777	39,515	2,500	7,500	2,500	17,100	81,446

(4)

The amount for each named executive officer represents the “double-trigger” cost of COBRA continuation coverage for a period of up to 12 months to which the named executive officer may become entitled under such named executive officer’s employment agreement in connection with a qualifying termination during the change in control period, as described in further detail in the section to this Schedule 14D-9 captioned “– Arrangements with Current Executive Officers and Directors of the Company – Severance Benefits and Certain Other Terms in Employment Agreements of Executive Officers.”

Stockholder Approval Not Required.

Parent and Merger Sub have represented and warranted to the Company in the Merger Agreement that neither Parent nor any of its affiliates, including Merger Sub, nor any of their “affiliates” or “associates” is, nor at any time during the period commencing three years prior to the date of the Merger Agreement has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. Section 251(h) of the DGCL generally provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer and its affiliates own at least such percentage of the shares of stock, and of each class or series thereof, of the acquired corporation that, absent Section 251(h) of the DGCL, would be required to adopt the merger agreement under the DGCL and the acquired corporation’s certificate of incorporation, and the other stockholders are entitled to receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without a vote of the stockholders of the acquired corporation. Accordingly, after the Acceptance Time (as defined in the Merger Agreement), the Merger Agreement contemplates that the parties will as promptly as practicable thereafter effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. If the Merger is effected, (i) Company stockholders who do not tender their Shares in the Offer and continuously hold or own their Shares through the effective date of the Merger, follow the procedures set forth in Section 262 of the DGCL and do not thereafter lose their appraisal rights (by withdrawal, failure to perfect or otherwise), in each case in accordance with the DGCL, will be entitled to exercise appraisal rights under Delaware law, and (ii) Company stockholders who do not validly exercise appraisal rights under Delaware law will receive the same cash consideration for their Shares as was payable in the Offer following the consummation of the Merger.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if Merger Sub purchases Shares in the Offer, and the Merger is consummated, holders of Shares (both record holders and beneficial owners) immediately prior to the Effective Time who have not properly tendered their Shares in the Offer or otherwise waived their right to an appraisal of their Shares will be entitled to appraisal rights under Section 262 of the DGCL, provided such holders strictly and timely comply with the applicable statutory procedures under Section 262 of the DGCL. Holders whose Shares are tendered pursuant to the Offer will not be entitled to appraisal rights.

The following discussion summarizes appraisal rights of stockholders and beneficial owners under the DGCL in connection with the Merger, assuming that the Merger is consummated pursuant to Section 251(h) of the DGCL, and is qualified in its entirety by the full text of Section 262 of the DGCL. Stockholders and beneficial owners should carefully review the full text of Section 262 of the DGCL as well as the information discussed below. All references in this summary to the Offer Price shall be deemed to refer to the consideration payable in connection with the Merger (which is equal to the Offer Price, without interest). The following discussion does not constitute any legal or other advice and does not constitute a recommendation that stockholders or beneficial owners of Shares exercise their appraisal rights under Section 262 of the DGCL.

Under the DGCL, if the Merger is consummated, holders of Shares and beneficial owners thereof immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) strictly and timely follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter validly withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Court of Chancery and to receive payment in cash of the “fair value” of their Shares in accordance with Section 262 of the DGCL. The “fair value” as so determined by the Court of Chancery could be greater than, less than or the same as the Offer Price.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL and a copy of the full text of Section 262 of the DGCL may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262. Any holder of Shares or beneficial owner who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Section 262 of the DGCL carefully. Failure to timely and properly comply with the procedures of Section 262 of the DGCL will result in the loss of appraisal rights under the DGCL.

Any stockholder or beneficial owner of Shares wishing to exercise appraisal rights should review carefully Section 262 of the DGCL and is urged to consult legal counsel before exercising or attempting to exercise such rights.

A stockholder or beneficial owner who wishes to exercise appraisal rights under Section 262 of the DGCL must do all of the following:

•

within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9, deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal (and, in the case of a beneficial owner of Shares demanding appraisal in such person’s own name, the written demand must also reasonably identify the holder of record of the Shares for which demand is made, be accompanied by documentary evidence of such beneficial owner’s beneficial ownership of the Shares and a statement that such documentary evidence is a true and correct copy of what it purports to be, and it must provide an address at which such beneficial owner consents to receive notices given by the surviving corporation under Section 262, which address shall also be the one set forth on the verified list required by Section 262(f) of the DGCL);

•	not tender such stockholder’s or beneficial owner’s Shares in the Offer;

•

continuously hold of record (in the case of a stockholder making the demand) or continuously own beneficially (in the case of a beneficial owner making the demand in its own name) such Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•

strictly and timely follow the statutory procedures for perfecting appraisal rights under Section 262 of the DGCL, including filing a petition in the Court of Chancery demanding a determination of the fair value of the stock of all such stockholders within 120 days after the Effective Time.

Notwithstanding a compliance by stockholders or beneficial owners of Shares with the foregoing requirements, the Court of Chancery shall dismiss the appraisal proceedings as to all holders who are otherwise entitled to appraisal rights, and such holders will effectively lose their appraisal rights, unless (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal, (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million or (3) the merger was approved pursuant to Section 253 or Section 267 of the DGCL.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the Effective Time to all holders of Shares who are entitled to appraisal rights within 10 days of the date of the Effective Time, as required by Section 262(d)(2) of the DGCL. However, if such notice is sent later than the later of the consummation of the Offer and 20 days following the date of mailing of the notice of the availability of appraisal rights, such notice need only be sent to each holder who is entitled to appraisal rights and who has demanded appraisal of such holder’s Shares in accordance with Section 262 of the DGCL. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a holder’s failure to follow any of the procedures of Section 262 of the DGCL will result in a waiver or a termination of appraisal rights under Section 262 of the DGCL.

Written Demand

As detailed in the first bullet above, a holder of Shares (including a beneficial owner) wishing to exercise his, her or its appraisal rights must, within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9, make a written demand for appraisal of their Shares. All written demands for appraisal should be addressed to bluebird bio, Inc. 455 Grand Union Boulevard, Somerville, Massachusetts 02145, Attention: Corporate Secretary.

If the stockholder is a holder of record of Shares, the demand for appraisal must be executed by or for the stockholder of record and must reasonably inform the Company of the identity of the stockholder of record, and that such stockholder intends thereby to demand appraisal of his, her or its Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s) of such Shares.

If the stockholder is a beneficial owner of the Shares and is making the demand in its own capacity, the demand for appraisal must be executed by or on behalf of the beneficial owner of the Shares and must reasonably inform the company of the identity of the beneficial owner, and that such beneficial owner intends thereby to demand appraisal of his, her or its Shares. The written demand must also (a) reasonably identify the holder of record of the shares for which the demand is made, (b) provide documentary evidence of such beneficial owner’s beneficial ownership and a statement that such documentary evidence is a true and correct copy of what it purports to be and (c) provide an address at which such beneficial owner consents to receive notices given by the Company and the office of the Register in Chancery, which address is the one that will be set forth on the verified list required by Section 262(f) of the DGCL.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares (including any beneficial owner) who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL, may commence an appraisal proceeding by filing a petition in the Court of Chancery, with a copy served on the Surviving Corporation in the case of a petition filed by a holder of Shares, demanding a determination of the fair value of the Shares held by all holders who did not tender their shares in the Offer and who timely and properly demanded appraisal. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares (including any beneficial owner of any Shares) who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into and accepted for purchase in the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares (provided that, where a beneficial owner of Shares makes a demand for appraisal, the record holder of such Shares will not be considered a separate holder of Shares for purposes of such aggregate number). Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Upon the filing of such petition by any holder of Shares (including any beneficial owner), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery (the “Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all persons who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Court of Chancery may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the persons shown on the Verified List. The costs of this notice are to be borne by the Surviving Corporation.

After notice to such persons as required by the Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those persons who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the persons who demanded payment for their Shares and who hold certificates representing their Shares to submit such certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any person fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that person. Accordingly, each person who demands payment for his, her or its Shares is cautioned to retain any certificate(s) representing such person’s Shares pending resolution of the appraisal proceedings. Because immediately before the Merger the Shares will be listed on a national securities exchange, and because the Merger will not be approved pursuant to Section 253 or Section 267 of the DGCL, the Court of Chancery will dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

Determination of Fair Value

After the Court of Chancery determines the persons entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value (or, in certain circumstances described below, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each person entitled to appraisal prior to the entry of judgment in the appraisal proceeding). Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each person entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in the immediately preceding sentence only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. The Company and Parent have made no determination as to whether such a payment will be made if the Merger is consummated, and the Surviving Corporation reserves the right to make such a payment, if at all, at such time as it determines to be advisable. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.

In determining fair value, the Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Supreme Court of Delaware discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Holders of Shares, including beneficial owners, considering whether to assert appraisal rights should be aware that the fair value of their Shares as determined by the Court of Chancery under Section 262 of the DGCL could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court of Chancery, and holders of Shares should recognize that such an appraisal could result in a determination of a value for their Shares that is higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any person exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares, including any beneficial owner, entitled to participate in the appraisal proceeding, the Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any person whose name appears on the Verified List and who has submitted his, her or its certificate(s) of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such person is not entitled to appraisal rights under Section 262 of the DGCL. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, on the amount determined to be the fair value (or, in certain circumstances described herein, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each person entitled to appraisal prior to the entry of judgment in the appraisal proceeding), by the Surviving Corporation to the persons entitled thereto. Payment will be so made to each such person, in the case of holders of uncertificated Shares forthwith, and in the case of persons holding Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificates representing such Shares. The Court of Chancery’s decree may be enforced as other decrees in such court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court of Chancery and assessed upon the parties as the Court of Chancery deems equitable. Upon application of a person who appears on the Verified List and participated in the appraisal proceeding, the Court of Chancery may order all or a portion of the expenses incurred by such person in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal not dismissed pursuant to Section 262(k) of the DGCL or subject to such an award pursuant to a reservation of jurisdiction under Section 262(k) of the DGCL. In the absence of such determination or assessment, each party bears its own expenses. Determinations by the Court of Chancery are subject to appellate review by the Delaware Supreme Court.

From and after the effective date of the merger, no person who has demanded appraisal rights with respect to some or all of such person’s Shares as provided in Section 262(d) of the DGCL shall be entitled to vote such Shares for any purpose or to receive payment of dividends or other distributions on such shares (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger, consolidation, conversion, transfer, domestication or continuance), except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any person who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such person’s Shares will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in connection with the Merger (which is equal to the Offer Price), without interest. A holder of shares (including any beneficial owner) will fail to perfect, or effectively lose, the person’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. Moreover, the Court of Chancery shall dismiss the proceedings as to all holders of Shares, including beneficial owners, who are otherwise entitled to appraisal rights and such holders will effectively lose their appraisal rights, unless (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares immediately prior to the Effective Time, (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million or (3) the Merger was approved pursuant to Section 253 or 267 of the DGCL. In addition, a person may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such person’s demand for appraisal and acceptance of the Merger either within 60 days after the Effective Time or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any person without the approval of the Court of Chancery, and such approval may be conditioned upon such terms as the Court of Chancery deems just (including, without limitation, a reservation of jurisdiction for purposes of an assessment of costs and expenses pursuant to Section 262(j) of the DGCL); provided, however, that the limitation set forth in this sentence shall not affect the right of any person who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such person’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the Effective Time.

If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and must strictly and timely comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of holders of Shares (including beneficial owners) to seek appraisal under Delaware law does not purport to be a complete statement of the procedures to be followed by such persons desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL.

Anti-Takeover Statutes.

As a Delaware corporation, the Company is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (in general, a person who (x) owns 15% or more of a corporation’s outstanding voting stock or (y) is an affiliate or associate of the corporation and was the owner of 15% or more of a corporation’s outstanding voting stock at any time within the three-year period immediately prior to the date of the determination as to whether such person is an interested stockholder, and the affiliates and associates of such person) from engaging in a “business combination” (defined to include mergers and other corporate acts and transactions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or the business combination; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares owned by (A) persons who are directors and also officers and (B) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time that such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. Under Section 203, a person is generally deemed to own stock where such person individually or with or through any of its affiliates or associates, beneficially owns such stock, directly or indirectly, has the right to acquire such stock or to vote such stock pursuant to any agreement or understanding (subject to limited exceptions) or has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting (subject to limited exceptions) or disposing of such stock with any other person that beneficially owns, or whose affiliates or associates beneficially own, directly or indirectly, such stock. In accordance with the provisions of Section 203, the Company Board has approved the Merger Agreement, the CVR Agreements and the transactions contemplated thereby, as described in this Schedule 14D-9, and Parent and Merger Sub have represented and warranted that neither it nor its affiliates (including, without limitation, Merger Sub) nor any affiliate or associate thereof are or have been an interested stockholder (as defined in Section 203) at any time during the period commencing three years prior to the date of the Merger Agreement. Therefore, the restrictions of Section 203 are inapplicable to the Merger Agreement, the CVR Agreement and the transactions contemplated thereby. The foregoing description is not complete and is qualified in its entirety by reference to the provisions of Section 203.

Many other states also have adopted laws and regulations which purport to be applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. We are not aware of any other state anti-takeover laws or regulations that are applicable to the Merger Agreement and the transactions contemplated thereby, and have not attempted to comply with any state anti-takeover laws or regulations other than as described above. In the event it is asserted that any such provisions apply to the Offer or the Merger, the Company may be required to take certain actions with respect to such provisions.

Legal Proceedings.

To our knowledge, as of the date of this Schedule 14D-9, there are no legal proceedings pending relating to the Offer or the Merger.

Regulatory Approvals.

Each of Parent and the Company agreed to make any antitrust filings required pursuant to any antitrust law in certain specified jurisdictions. The Offer is conditioned on the receipt of all required approvals for the Offer or the Merger under the antitrust laws of these jurisdictions.

Based upon an examination of publicly available information and other information relating to the businesses in which the Company is engaged, the Company does not believe that either the purchase of Shares by Merger Sub pursuant to the Offer or the consummation of the Merger should violate applicable antitrust laws or result in a lessening of competition in any jurisdiction. Nevertheless, the Company cannot be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results of the Company, please see the Company’s Annual Report on Form 10-K for the year ended December 31, 2023 and the Company’s Quarterly Reports on Form 10-Q for the quarters ended March 31, 2024, June 30, 2024 and September 30, 2024 filed with the SEC.

Cautionary Note Regarding Forward-Looking Statements.

The statements included in this Schedule 14D-9 that are not a description of historical facts are forward-looking statements. Words or phrases such as “believe,” “may,” “could,” “will,” “estimate,” “continue,” “anticipate,” “intend,” “seek,” “plan,” “expect,” “should,” “would” or similar expressions are intended to identify forward-looking statements. The forward-looking statements are based on bluebird’s current beliefs and expectations and include, but are not limited to: statements regarding beliefs about the potential benefits of the transaction contemplated by the Merger Agreement; the planned completion and timing of the transaction contemplated by the Merger Agreement; statements regarding bluebird’s future results of operations and financial position; bluebird’s expectations with respect to the commercialization of its products, including without limitation, patient demand, the timing and amount of revenue recognition; and bluebird’s ability to establish favorable coverage for its therapies. Risks and uncertainties that could cause results to differ from expectations include: uncertainties as to the timing and completion of the Offer and the Merger; uncertainties as to the percentage of bluebird stockholders tendering their shares in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Offer or the Merger may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable regulatory and/or governmental entities (or any conditions, limitations or restrictions placed on such approvals); risks relating to bluebird’s liquidity during the pendency of the Offer and the Merger or in the event of a termination of the Merger Agreement; risks that the milestone related to the contingent value right is not achieved; the effects of disruption caused by the transaction making it more difficult to maintain relationships with employees, collaborators, vendors and other business partners; risks related to diverting management’s attention from bluebird’s ongoing business operations; the risk that stockholder litigation in connection with the transactions contemplated by the Merger Agreement may result in significant costs of defense, indemnification and liability; delays and challenges in bluebird’s commercialization and manufacturing of its products, including challenges in manufacturing vector for ZYNTEGLO and SKYSONA to meet current demand; the internal and external costs required for bluebird’s ongoing and planned activities, and the resulting impact on expense and use of cash, has been, and may in the future be, higher than expected, which has caused bluebird, and may in the future cause bluebird, to use cash more quickly than it expects or change or curtail some of its plans or both; substantial doubt exists regarding bluebird’s ability to continue as a going concern; bluebird’s expectations as to expenses, cash usage and cash needs may prove not to be correct for other reasons such as changes in plans or actual events being different than bluebird’s assumptions; the risk that additional funding may not be available on acceptable terms, or at all; risks related to bluebird’s loan agreement, including the risk that operating restrictions could adversely affect bluebird’s ability to conduct its business, the risk that bluebird will not achieve milestones required to access future tranches under the agreement, and the risk that bluebird will fail to comply with covenants under the agreement, including with respect to required cash and revenue levels, which could result in an event of default; the risk that the efficacy and safety results from bluebird’s prior and ongoing clinical trials will not continue or be seen in the commercial context; the risk that the QTCs experience delays in their ability to enroll or treat patients; the risk that bluebird experiences delays in establishing operational readiness across its supply chain; the risk that there is not sufficient patient demand or payer reimbursement to support continued commercialization of bluebird’s therapies; the risk of insertional oncogenic or other safety events associated with lentiviral vector, drug product, or myeloablation, including the risk of hematologic malignancy; the risk that bluebird’s products, including LYFGENIA, will not be successfully commercialized; and other risks and uncertainties pertaining to bluebird’s business, including the risks and uncertainties detailed in bluebird’s prior filings with the SEC, including under the heading “Risk Factors” in bluebird’s Annual Report on Form 10-K for the year ended December 31, 2023, and any subsequent Quarterly Reports on Form 10-Q filed with the SEC.

You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. All forward-looking statements are qualified in their entirety by this cautionary statement and the Company undertakes no obligation to revise or update these statements to reflect events or circumstances after the date hereof, except as required by law.

Item 9. Exhibits.

Exhibit Number	Description

(a)(1)(A)	Offer to Purchase, dated March 7, 2025 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed on March 7, 2025 (the “Schedule TO”) by Beacon Merger Sub, Inc., Beacon Midco, Inc., Beacon Parent Holdings, L.P., Beacon General Partner, LLC, Carlyle Partners Growth, L.P., SK Capital Partners VI-A, L.P. and SK Capital Partners VI-B, L.P).

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9 or IRS Form W-8) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

Exhibit Number	Description

(a)(1)(D)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Summary Advertisement, dated March 7, 2025 (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(5)(A)	Press release issued by the Company, dated February 21, 2025 (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 21, 2025).

(a)(5)(B)	Frequently Asked Questions, dated February 21, 2025 (incorporated by reference to Exhibit 99.1 to the Company’s Schedule 14D-9C filed with the SEC on February 21, 2025).

(a)(5)(C)	Email from Andrew Obenshain, Chief Executive Officer of the Company, sent to employees, dated February 21, 2025 (incorporated by reference to Exhibit 99.2 to the Company’s Schedule 14D-9C filed with the SEC on February 21, 2025).

(a)(5)(D)	Email from Tom Klima, Chief Commercial & Operating Officer of the Company, sent to QTC Accounts, dated February 21, 2025 (incorporated by reference to Exhibit 99.3 to the Company’s Schedule 14D-9C filed with the SEC on February 21, 2025).

(a)(5)(E)	Form Email for CMC Vendors, dated February 21, 2025 (incorporated by reference to Exhibit 99.4 to the Company’s Schedule 14D-9C filed with the SEC on February 21, 2025).

(a)(5)(F)	Form Email to National PAO Leaders, dated February 21, 2025, (incorporated by reference to Exhibit 99.5 to the Company’s Schedule 14D-9C filed with the SEC on February 21, 2025).

(a)(5)(G)	Form Email to Payers, dated February 21, 2025 (incorporated by reference to Exhibit 99.6 to the Company’s Schedule 14D-9C filed with the SEC on February 21, 2025).

(a)(5)(H)	Social Media Post, dated February 21, 2025 (incorporated by reference to Exhibit 99.7 to the Company’s Schedule 14D-9C filed with the SEC on February 21, 2025).

(e)(1)*	Agreement and Plan of Merger, dated as of February 21, 2025, among Parent, Merger Sub and the Company (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 21, 2025).

(e)(2)	Form of Contingent Value Rights Agreement (incorporated by reference to Annex D of Exhibit 2.1 to the Company’s Current Report on Form 8-K filed with the SEC on February 21, 2025).

(e)(3)	Mutual Confidentiality Agreement, dated as of November 14, 2024, by and between bluebird bio, Inc. and PJ Carlin & Co., LLP (incorporated by reference to Exhibit (d)(3) to the Schedule TO).

(e)(4)	2013 Stock Option and Incentive Plan and forms of award agreement thereunder (incorporated herein by reference to Exhibit 10.1 to the Company’s Registration Statement on Form S-1/A (File No. 333-188605) as filed with the SEC on June 4, 2013).

(e)(5)	Employment Agreement, dated January 7, 2021, by and between the Company and Andrew Obenshain (incorporated herein by reference to Exhibit 10.24 to the Company’s Annual Report on Form 10-K (File No. 001-35966) as filed with the SEC on March 4, 2022).

(e)(6)	Employment Agreement, dated April 20, 2021, by and between the Company and Thomas Klima (incorporated herein by reference to Exhibit 10.25 to the Company’s Annual Report on Form 10-K (File No. 001-35966) as filed with the SEC on March 4, 2022).

(e)(7)	Employment Agreement, dated October 31, 2022, by and between the Company and Richard Colvin (incorporated herein by reference to Exhibit 10.26 to the Company’s Annual Report on Form 10-K (File No. 001-35966) as filed with the SEC on March 29, 2023).

(e)(8)	Employment Agreement, dated January 1, 2023, by and between the Company and Joseph Vittiglio (incorporated herein by reference to Exhibit 10.27 to the Company’s Annual Report on Form 10-K (File No. 001-35966) as filed with the SEC on March 29, 2023).

Exhibit Number	Description

(e)(9)	Employment Agreement, dated May 28, 2024, by and between the Company and O. James Sterling (incorporated herein by reference to Exhibit 10.28 to the Company’s Current Report on Form 8-K (File No. 001-35966) as filed with the SEC on May 29, 2024).

(e)(10)	2013 Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 10.29 to the Company’s Registration Statement on Form S-1/A (File No. 333-188605) as filed with the SEC on June 4, 2013).

(e)(11)	First Amendment of the bluebird bio, Inc. 2013 Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 10.30 to the Company’s Annual Report on Form 10-K (File No. 001-35966) as filed with the SEC on February 21, 2018).

(e)(12)	Second Amendment of the bluebird bio, Inc. 2013 Employee Stock Purchase Plan (incorporated herein by reference to Exhibit 10.31 to the Company’s Registration Statement on Form S-8 (File No. 333-257135) as filed with the SEC on June 15, 2021).

(e)(13)	2021 Inducement Plan and forms of award agreements thereunder (incorporated herein by reference to Exhibit 10.32 to the Company’s Registration Statement on Form S-8 (File No. 333-257135) as filed with the SEC on June 15, 2021).

(e)(14)	First Amendment to the bluebird bio, Inc. 2021 Inducement Plan (incorporated herein by reference to Exhibit 10.33 to the Company’s Registration Statement on Form S-8 (File No. 333-257135) as filed with the SEC on March 4, 2022).

(e)(15)	bluebird bio, Inc. 2023 Incentive Award Plan and forms of award agreements thereunder (incorporated herein by reference to Exhibit 10.34 to the Company’s Registration Statement on Form S-8 (File No. 333-272714) as filed with the SEC on June 16, 2023).

(e)(16)	Form of Performance-Based Restricted Stock Unit Agreement under the bluebird bio, Inc. 2023 Incentive Award Plan (incorporated herein by reference to Exhibit 10.35 to the Company’s Annual Report on Form 10-K (File No. 001-35966) as filed with the SEC on September 13, 2024).

(e)(17)	Executive Cash Incentive Bonus Plan (incorporated herein by reference to Exhibit 10.36 to the Company’s Registration Statement on Form S-1 (File No. 333-188605) as filed with the SEC on May 14, 2013).

(e)(18)	Non-Employee Director Compensation Policy (incorporated herein by reference to Exhibit 10.37 to the Company’s Annual Report on Form 10-K (File No. 001-35966) as filed with the SEC on September 13, 2024).

*

Certain annexes and schedules have been omitted pursuant to Instruction 1 to Item 1016 of Regulation M-A. The Company hereby undertakes to furnish supplemental copies of any of the omitted annexes and schedules upon request by the SEC.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

bluebird bio, Inc.

By:	/s/ Andrew Obenshain
Name:	Andrew Obenshain
Title:	President and Chief Executive Officer
Dated:	March 7, 2025

Annex I

February 20, 2025

The Board of Directors

bluebird bio, Inc.

455 Grand Union Boulevard

Somerville, MA 02145

Ladies and Gentlemen:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.01 per share (the “Company Shares”) of bluebird bio, Inc., a Delaware corporation (the “Company”), of the Closing Amount (as defined below) proposed to be paid to such holders pursuant to the terms of the Agreement and Plan of Merger (the “Merger Agreement”) to be entered into by and among Beacon Parent Holdings, L.P., a Delaware corporation (“Parent”), Beacon Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Parent (“Merger Sub”), and the Company. The Merger Agreement provides for a transaction (the “Transaction”) pursuant to which (i) Merger Sub will commence a tender offer (the “Offer”) to acquire all of the outstanding Company Shares for (a) $3.00 per Company Share, subject to any applicable withholding, in cash, without interest thereon (the “Closing Amount”), plus (b) one contingent value right per Company Share (each, a “CVR”) representing the right to receive one contingent payment, in cash, subject to any applicable withholding, without interest, upon the achievement of the milestone set forth in, and subject to and in accordance with the terms and conditions of, the Contingent Value Rights Agreement to be entered into by Parent and a rights agent (the “CVR Agreement”) (the Closing Amount plus one CVR, collectively, or any greater amount per Company Share that may be paid pursuant to the Offer, being hereinafter referred to as the “Offer Price”); and (ii) as soon as practicable following the consummation of the Offer, Merger Sub will merge with and into the Company (the “Merger”) in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) and each Company Share that is outstanding immediately prior to the Effective Time and not validly tendered and irrevocably accepted for purchase pursuant to the Offer (other than (a) Canceled Company Shares, (b) Accepted Company Shares” and (c) Dissenting Company Shares (the Company Shares described in clauses (a) and (c), the “Excluded Shares”)) will thereupon be canceled and converted into the right to receive the Offer Price, and the Company will survive the Merger as a wholly-owned Subsidiary of Parent. The terms and conditions of the Transaction are more fully set forth in the Merger Agreement and the CVR Agreement. Capitalized terms used but not defined in this opinion have the meanings set forth in the Merger Agreement.

We have been engaged by the Company to act as its exclusive financial advisor in connection with the Transaction, and we will receive a fee from the Company for providing such services, a portion of which is payable upon delivery of this opinion and the remaining (and principal) portion of which is contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

Leerink Partners LLC is a full-service securities firm engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. In the ordinary course of business, we have in the past and may in the future provide investment banking services to the Company, Parent, or their respective affiliates and would expect to receive customary fees for the rendering of such services. In the ordinary course of our trading and brokerage activities, we have in the past held and may in the future hold positions, for our own account or the accounts of our customers, in equity, debt or other securities of the Company, Parent, or their respective affiliates.

BOSTON | CHARLOTTE | NASHVILLE | NEW YORK | SAN FRANCISCO	LEERINK.COM

The Board of Directors

bluebird bio, Inc.

February 20, 2025

Consistent with applicable legal and regulatory requirements, we have adopted policies and procedures to establish and maintain the independence of our research department and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and/or publish research reports with respect to the Company, Parent, and the Transaction and other participants in the Transaction that differ from the views of our investment banking personnel.

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Merger Agreement, as provided to us by the Company on February 20, 2025; (ii) a draft of the CVR Agreement, as provided to us by the Company on February 19, 2025; (iii) the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, as filed by the Company with the Securities and Exchange Commission (the “SEC”); (iv) the Company’s Quarterly Reports on Form 10-Q for the quarterly periods ended March 31, June 30 and September 30, 2024, as filed by the Company with the SEC; (v) certain Current Reports on Form 8-K, as filed by the Company with, or furnished by the Company to, the SEC; and (vi) certain internal information, primarily consisting of a wind-down analysis of the Company, as furnished to us by the management of the Company and approved by management for our use (collectively, the “Internal Data”). We have also conducted discussions with members of the senior management and representatives of the Company regarding such Internal Data. In addition, we considered the results of our efforts to solicit, at the direction of the Company, indications of interest from third parties with respect to a possible acquisition of or business combination with the Company. We also conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

At the Company’s direction, we did not consider the Company’s standalone business plan for purposes of our opinion. The Company has advised us that it is unable to fund its standalone business plan and that its plan in the absence of a sale or merger of the Company is to pursue a wind-down of the Company. In this regard, we note that our efforts on behalf of the Company to solicit, at the direction of the Company, indications of interest from third parties with respect to providing financing in order to execute the Company’s standalone business plan did not result in any offers to participate in a proposed financing that were deemed acceptable by the Company.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Furthermore, at your direction we have ascribed no value to the CVR Amount payable pursuant to the CVR Agreement.

We have assumed, at your direction, that the final executed Merger Agreement and CVR Agreement will not differ in any respect material to our analysis or this opinion from the last versions of the Merger Agreement and CVR Agreement reviewed by us. We have also assumed, at your direction, that the representations and warranties made by the Company and Parent and Merger Sub in the Merger Agreement and the CVR Agreement are and will continue to be true and correct in all respects material to our analysis. Furthermore, we have assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Merger Agreement and the CVR Agreement in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the

The Board of Directors

bluebird bio, Inc.

February 20, 2025

effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or its ability to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency, or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters. We express no view or opinion as to the price or range of prices at which the shares of stock or other securities or instruments of the Company or any third party may trade at any time, including subsequent to the announcement or consummation of the Transaction.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of Company Shares of the Closing Amount proposed to be paid to such holders pursuant to the terms of the Merger Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Merger Agreement, the CVR Agreement, or the Transaction, including, without limitation, the structure or form of the Transaction, the form or any other terms of the CVR, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any other party, or class of such persons in connection with the Transaction, whether relative to the Closing Amount proposed to be paid to the holders of Company Shares pursuant to the terms of the Merger Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Company Shares in connection with the Offer, or how such stockholder should vote (if applicable) with respect to the Merger or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. This opinion has been authorized by the Leerink Partners LLC Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions, qualifications and limitations set forth herein, it is our opinion that, as of the date hereof, the Closing Amount proposed to be paid to the holders of Company Shares (other than Excluded Shares) pursuant to the terms of the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Leerink Partners LLC